SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 16, 2021

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 16, 2021 regarding “Second quarter report 2021”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: July 16, 2021

Second quarter report 2021

Stockholm, July 16, 2021

Second quarter highlights

•	Group organic sales grew by 8% YoY, despite a sales decline in Mainland China of SEK -2.5 b. YoY and an IPR revenue decline of SEK -0.5 b. YoY. Reported sales were SEK 54.9 (55.6) b.

•

Gross margin excl. restructuring charges improved to 43.4% (38.2%) driven mainly by operational leverage in Networks. Q2 2020 was negatively impacted by inventory write-down and initial 5G deployments in Mainland China. Reported gross margin was 43.4% (37.6%).

•	EBIT excluding restructuring charges improved to SEK 5.8 b. (10.6%) from SEK 4.5 b. (8.2%) YoY driven by Networks. Reported EBIT was SEK 5.8 (3.9) b.

•	Organic sales in Networks grew by 11% YoY, driven by market share gains. Sales in Mainland China were SEK -2.0 b. lower YoY. Reported EBIT margin was 21.7% (13.2%).

•

Organic sales in Digital Services were stable YoY, despite a sales decline in Mainland China of SEK -0.5 b. YoY. Reported EBIT (loss) was SEK -1.6 (-0.7) b., impacted by a write-down of SEK -0.3 b. for pre-commercial product investments for the Chinese market.

•	Reported net income was SEK 3.9 (2.6) b.

•	Free cash flow before M&A was SEK 4.1 (3.2) b. supported by higher incoming IPR payments. Net cash per June 30, 2021 was SEK 43.7 (37.5) b.

•	The RAN market outlook for 2021 has been updated to 10% growth YoY, compared with previously 3% growth. Source: Dell’Oro.

SEK b.	Q2 2021	Q2 2020	YoY change	Q1 2021	QoQ change	Jan-Jun 2021	Jan-Jun 2020	YoY change
Netsales	54.9	55.6	-1%	49.8	10%	104.7	105.3	-1%
Sales growth adj. for comparable units and currency ¹	—	—	8%	—	—	—	—	9%
Gross margin ¹	43.4%	37.6%	—	42.8%	—	43.1%	38.6%	—
EBIT	5.8	3.9	51%	5.3	11%	11.1	8.2	36%
EBIT margin ¹	10.6%	6.9%	—	10.6%	—	10.6%	7.7%	—
Net income	3.9	2.6	51%	3.2	23%	7.1	4.9	45%
EPS diluted, SEK	1.10	0.74	49%	0.96	15%	2.06	1.39	48%
Measures excl. restructuring charges¹
Gross margin excluding restructuring charges	43.4%	38.2%	—	42.9%	—	43.2%	39.3%	—
EBIT excluding restructuring charges	5.8	4.5	29%	5.3	9%	11.2	9.1	22%
EBIT margin excluding restructuring charges	10.6%	8.2%	—	10.7%	—	10.7%	8.7%	—
Free cash flow before M &A	4.1	3.2	26%	1.6	161%	5.6	5.6	1%
Net cash, end of period	43.7	37.5	16%	43.0	2%	43.7	37.5	16%

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

1 Ericsson | Second quarter report 2021

CEO comments

Our strong business performance continued, with an organic sales1 growth of 8% in the quarter. This was despite a sales decline of SEK -2.5 b. YoY in Mainland China. Networks continued to grow market shares in the quarter with some significant wins. Group gross margin2 increased to 43.4% (38.2%). We are well positioned to take advantage of continued market momentum with our competitive 5G product portfolio and cost structure. However, it is prudent to forecast a materially lower market share in Mainland China for Networks and Digital Services as the earlier decision to exclude Chinese vendors from the Swedish 5G networks might influence market share awards.

Networks sales1 grew organically by 11%, despite lower volumes from delayed 5G deployment in Mainland China. This growth reflects the continued high activity levels in most markets. The North East Asia market outside Mainland China saw strong growth in 5G volumes. Gross margin2 improved to 47.9% (40.5%). Through proactive and continuous measures for supply chain resilience we have accelerated production to meet customer demand, and we are well prepared for any challenges in the future. Our increased R&D investments have accelerated product development. We strengthened our Cloud RAN portfolio further with 5G mid-band and massive MIMO support for increased network performance. Cloud RAN will enable service providers to seamlessly evolve their networks towards cloud-native technologies and open network architectures, meeting demand for more deployment flexibility. We continue on the successful path of 5G wins in North America. We have signed another 5-year contract, this one amounting to USD 8.3 b. (SEK 71 b.), with a leading customer. This is the single largest deal in the history of Ericsson.

In Digital Services the strong momentum in 5G Core continued and we are ramping up R&D investments in the cloud native 5G portfolio. Organic sales were stable in the quarter. However, excluding the reduced sales in Mainland China, sales1 grew by 5%. Gross margin2 decreased to 37.9% (43.6%) YoY, mainly due to a write-down of SEK -0.3 b. related to pre-commercial product investments for the Chinese market. A material loss of market share in Mainland China, which contributed 5.4% of Digital Services sales in 2020, would cause a delay in reaching the EBIT margin target for 2022. A significantly reduced volume would lead to a limited loss in 2022 in Digital Services. Improvements are skewed towards the year end 2022, as we expect to see a gradual increase in Core revenues. Based on our strong portfolio, we expect to exceed our original EBIT margin target of 4-7%, as sales in other markets over time will compensate for the reduction in Mainland China. We see strong demand for our OSS, BSS and 5G core offerings, positioning us well for longer-term profitability.

The new IPR agreement with Samsung reaffirms the significant value of our patent portfolio and with this agreement in place we are well positioned to conclude pending and future patent license renewals. One additional agreement was signed in July. There is currently high activity in renewal negotiations. As new contracts are concluded, revenues will include retroactive payments for the unlicensed period prior to signing.

Whilst many markets are returning to normal following the COVID-19 pandemic, we continue to see rising numbers of cases in South East Asia, which may result in a slower recovery for impacted countries.

We continue to invest in compliance to fully embed our commitments to ethical business practice, in all areas across the organization. Ensuring all decisions are taken with integrity is a driving force in our culture-change journey.

The opportunity from enterprise for 5G provides an exciting growth path for Ericsson. Building on the strong foundations of our core business we will continue to take a stepwise approach to investing in growth in Dedicated Networks, IoT and the wireless portfolio acquired with Cradlepoint. We foresee 20-30% annual market growth in enterprise, with opportunities in automation, remote operations and safety management across whole industry sectors such as smart manufacturing, ports and airports, energy, mining, health and agriculture. Enterprise use cases in 5G – and the continuing growth in 4G – will drive the digital transformation of business globally combining the high performance, low latency and security benefits of wireless over traditional fixed networks. We are confident that wireless will be the first-choice connection for global business in the 5G era.

Stay healthy and well.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency

[2]	Excluding restructuring charges

2 Ericsson | Second quarter report 2021	CEO Comments

Financial highlights

Net sales development

SEK b.	Q2 2021	Q2 2020	YoY change	YoY adj.¹	Q1 2021	Jan-Jun 2021	Jan-Jun 2020	YoY change	YoY adj.¹
Net works	39.9	39.8	0%	11%	36.3	76.1	75.0	2%	13%
Digital Services	7.9	8.6	-8%	0%	6.9	14.8	15.9	-7%	1%
M managed Services	5.1	5.6	-8%	-2%	4.9	10.0	11.3	-12%	-5%
Emerging Business and Other	2.1	1.6	29%	13%	1.7	3.8	3.2	20%	11%
Total	54.9	55.6	-1%	8%	49.8	104.7	105.3	-1%	9%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Group reported sales were SEK 54.9 b. Sales adjusted for comparable units and currency grew by 8% YoY, with double-digit currency adjusted growth in three of the five market areas. Sales in North East Asia remained stable despite a sales decline in Mainland China of SEK -2.5 b. YoY in Networks and Digital Services. Sales in the Middle East and Africa declined YoY.

IPR licensing revenues decreased to SEK 2.3 (2.8) b. Revenues from the new contract with Samsung, attributable to both Q1 and Q2, were offset by expired contracts under renewal negotiations, lower volumes with one licensee and a weaker USD.

Networks sales adjusted for comparable units and currency increased by 11% YoY driven primarily by growth in market areas Europe and Latin America, South East Asia, India and Oceania as well as in North East Asia except Mainland China. Sales in Mainland China were SEK -2.0 b. lower YoY. Excluding Mainland China, sales in Networks grew by 17%, adjusted for comparable units and currency. Networks accounted for 73% (72%) of total sales.

Digital Services sales adjusted for comparable units and currency were stable YoY, with double-digit growth in North America and in Europe and Latin America. Excluding Mainland China, where revenues were SEK -0.5 b. lower YoY, sales in Digital Services grew by 5% adjusted for comparable units and currency. Digital Services share of total sales was 14% (15%).

Managed Services sales adjusted for comparable units and currency decreased by -2% YoY, mainly due to reduced variable sales in a large contract in North America, post the merger between two large operators. Managed Services share of total sales was 9% (10%).

Emerging Business and Other sales adjusted for comparable units and currency increased by 13%, driven by growth in Emerging Business. Emerging Business and Other share of total sales was 4% (3%).

Income and margin development

SEK b.	Q2 2021	Q2 2020	YoY change	Q1 2021	QoQ change	Jan-Jun 2021	Jan-Jun 2020	YoY change
Netsales	54.9	55.6	-1%	49.8	10%	104.7	105.3	-1%
Gross income	23.9	20.9	14%	21.3	12%	45.2	40.7	11%
Gross margin	43.4%	37.6%	—	42.8%	—	43.1%	38.6%	—
Research and development (R&D) expenses	-10.5	-10.0	—	-9.6	—	-20.1	-19.2	—
Selling and administrative expenses	-7.0	-7.1	—	-6.2	—	-13.2	-13.3	—
Impairment losses on trade receivables	0.1	0.0	138%	-0.2	—	-0.1	-0.1	—
Other operating income and expenses	-0.6	0.1	—	0.0	—	-0.6	0.2	—
EBIT	5.8	3.9	51%	5.3	11%	11.1	8.2	36%
of which Networks	8.6	5.3	65%	7.2	19%	15.9	11.1	43%
of which Digital Services	-1.6	-0.7	—	-1.5	—	-3.1	-2.1	—
of which Managed Services	0.4	0.3	58%	0.333%	—	0.7	0.79%	—
of which Emerging Business &Other	-1.7	-1.0-	—	-0.8-	—	-2.4	-1.5-	—
EBIT margin	10.6%	6.9%	—	10.6%	—	10.6%	7.7%	—
Financial income and expenses, net	-0.5	0.3	—	-0.5	—	-1.0	-0.6	—
Income tax	-1.5	-1.6	—	-1.6	—	-3.0	-2.7	—
Net income	3.9	2.6	51%	3.2	23%	7.1	4.9	45%
Restructuring charges	0.0	-0.7	—	-0.1	—	-0.1	-1.0	—
Measuresc excl. restructuring charges and other items affecting com parability¹
Grossmarg in excluding restructuring charges	43.4%	38.2%	—	42.9%	—	43.2%	39.3%	—
EBIT margin excluding restructuring charges	10.6%	8.2%	—	10.7%	—	10.7%	8.7%	—
EBITA excluding restructuring charges	6.1	4.8	28%	5.6	9%	11.7	9.7	21%
EBITA margin excluding restructuring charges	11.1%	8.6%	—	11.3%	—	11.2%	9.2%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Gross margin

Reported gross margin was 43.4% (37.6%). Gross margin excluding restructuring charges increased to 43.4% (38.2%) driven mainly by improvements in Networks. Networks gross margin in the quarter was supported by strong operational leverage, while in Q2 2020 Networks gross margin was negatively impacted by both a write-down of pre-commercial product inventory and initial 5G deployments in Mainland China. Managed Services gross margin improved mainly as an effect of efficiency gains, while Digital Services margin was negatively impacted by a write-down of SEK -0.3 b. for pre-commercial product investments for the Chinese market.

3 Ericsson | Second quarter report 2021	Financial highlights

Sequentially, reported gross margin increased to 43.4% from 42.8%, mainly driven by continued strong operational leverage in Networks and a positive impact of two quarters of IPR revenues related to the patent agreement signed in the quarter.

Research and development (R&D) expenses

R&D expenses amounted to SEK -10.5 (-10.0) b. R&D expenses increased in Digital Services due to increased investments in the cloud-native 5G portfolio and in Emerging Business and Other as a result of the acquisition of Cradlepoint.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -7.0 (-7.1) b. Increased investments in compliance and security and the consolidation of Cradlepoint were offset by lower discretionary spending in other areas.

Revaluation of customer financing was SEK 0.1 (0.0) b.

Impairment losses on trade receivables

Impairment losses on trade receivables were SEK 0.1 (0.0) b.

Other operating income and expenses

Other operating income and expenses was SEK -0.6 (0.1) b., negatively impacted by SEK -0.8 b. as a result of the Nokia settlement related to the 2019 resolution with the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission (SEC).

Share in earnings of JVs and associated companies was SEK -0.1 (-0.2) b.

Restructuring charges

Restructuring charges amounted to SEK 0.0 (-0.7) b.

EBIT

Reported EBIT improved to SEK 5.8 (3.9) b. YoY. EBIT excluding restructuring charges was SEK 5.8 (4.5) b. corresponding to an EBIT margin excluding restructuring charges of 10.6% (8.2%). The increase was driven mainly by improved gross margin in Networks.

Sequentially, reported EBIT increased to SEK 5.8 b. from SEK 5.3 b. driven by increased revenues and gross income primarily in Networks.

EBITA

EBITA improved to SEK 6.1 (4.1) b. YoY. EBITA excluding restructuring charges was SEK 6.1 (4.8) b. corresponding to an EBITA margin excluding restructuring charges of 11.1% (8.6%).

Financial income and expenses, net

Reported financial net was SEK -0.5 (0.3) b. The weakened USD to SEK resulted in a positive currency hedge effect. The currency hedge effect was SEK 0.1 b. in the quarter compared with SEK 0.6 b. in Q2 2020.

Sequentially, financial net was stable at SEK -0.5 b. with the currency hedge effect up from SEK -0.4 b. in the first quarter 2021. The USD weakened against the SEK between March 31, 2021 (SEK/USD rate 8.71) and June 30, 2021 (SEK/USD rate 8.51).

Taxes

Taxes were SEK -1.5 (-1.6) b. The effective tax rate in Q2 was 27% compared with 33% in Q1 2021, mainly due to the market mix in the quarter.

Net income

Net income improved to SEK 3.9 (2.6) b. and EPS diluted improved to SEK 1.10 (0.74) YoY driven by stronger EBIT.

Employees

The number of employees on June 30, 2021, was 101,624 compared with 101,113 on March 31, 2021. The increase derives mainly from research and development.

Financial highlights, year to date (Jan-June) development

Reported sales decreased by -1%. Sales adjusted for comparable units and currency increased by 9% driven primarily by sales in market areas North America and Europe and Latin America. Networks sales adjusted for comparable units and currency increased by 13%, Emerging Business and Other and Digital Services grew by 11% and 1% respectively, while Managed Services declined by -5%.

Reported gross margin increased to 43.1% (38.6%) driven by improvements primarily in Networks, which showed strong operational leverage. Q2 2020 was negatively impacted by both a write-down of pre-commercial product inventory and initial 5G deployments in Mainland China.

Reported EBIT increased YoY to SEK 11.1 (8.2) b. as a result of improved gross income.

Reported EBITA increased to SEK 11.7 (8.7) b. YoY. EBITA excluding restructuring charges was SEK 11.7 (9.7) b. corresponding to an EBITA margin excluding restructuring charges of 11.2% (9.2%).

Net income year to date improved to SEK 7.1 (4.9) b. with the improved gross income impacted by a more negative financial net and higher taxes.

4 Ericsson | Second quarter report 2021	Financial highlights

Planning assumptions

Market related

•	The global RAN equipment market is estimated to grow by 10% (3%) in 2021, with Mainland China expected to grow by 11% (4%), North America by 12% (2%) and Europe by 9% (3%). Source: Dell’Oro Mobile RAN report, May 2021. (Previous forecast within brackets)

Ericsson related

Net sales

•	Three-year average reported sales seasonality between Q2 and Q3 is 5%, however, with large variations depending on timing of deployments and currency impact.

•	In Q2 2021, sales in Mainland China were SEK 1.5 (4.1) b. In Q3 2020, sales in Mainland China were SEK 5.2 b. In Q4 2020, sales in Mainland China were SEK 4.8 b.

•	The annual revenues from the current portfolio of IPR contracts is approximately SEK 7 b.

Gross margin

•	Gross margin will vary by quarter depending on business mix and seasonality; thus, a rolling four quarter gross margin gives a more relevant view of the margin development.

R&D and SG&A expenses

•	Operating expenses typically decrease between Q2 and Q3 due to seasonality, however, with large variations.

EBIT

•	Digital Services: Considering the uncertainty in Mainland China and the fact that 2021 is an investment year, a similar earnings level is expected in Q3 2021 as in Q2 2021 and a break-even is expected in Q4 2021 isolated.

Restructuring charges

•	Restructuring charges are estimated to be approximately 1% of sales per year on average.

Currency exposure

•	Rule of thumb: A change by 10% of USD to SEK would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on EBIT margin.

Cradlepoint

•	Cradlepoint is fully consolidated into segment Emerging Business and Other.

•	Group EBIT margin is expected to be negatively impacted by approximately -1 percentage point until the end of 2022.

5 Ericsson | Second quarter report 2021	Planning assumptions

Market area sales

SEK b.	Q2 2021	Q2 2020	YoY change	YoY adj.¹	Q1 2021	QoQ change	Jan-Jun 2021	YoY change
South East Asia, Oceania and India	7.1	6.6	8%	14%	6.7	6%	13.8	10%
North EastAsia	7.1	7.8	-9%	1%	6.5	10%	13.6	16%
North Am erica	18.0	18.4	-2%	11%	17.1	5%	35.0	-4%
Europe and Latin America	14.0	13.1	7%	14%	12.6	11%	26.7	5%
Middle East and Africa	4.5	5.4	-18%	-10%	4.4	2%	8.9	-21%
Other²	4.3	4.3	0%	—	2.5	73%	6.8	-18%
Total	54.9	55.6	-1%	8%	49.8	10%	104.7	-1%

[1]	Sales growth adjusted for currency.
[2]	Market area “Other” includes primarily IPR licensing revenues and the major part of segment Emerging Business and Other.

Sales breakdown by market area by segment is available at the end of this report.

•	Three market areas showed double-digit organic growth.
•	North East Asia grew organically by 69% excluding sales in Mainland China.
•	After a period of decline, Latin America showed organic growth.

South East Asia, Oceania and India

Currency adjusted sales increased by 14% YoY. Networks sales increased YoY primarily driven by continued investments in LTE, mainly in India, and as a result of timing of project milestones in South East Asia. Sales decreased YoY in Digital Services due to timing of orders and project milestones. Managed Services sales increased YoY, mainly as a result of a new contract signed in the second half of 2020. Reported sales increased by 8%.

North East Asia

Currency adjusted sales increased by 1% YoY. Despite lower 5G volumes in Mainland China, sales in Networks grew, driven by continued 5G momentum in the other parts of the market area. Digital Services sales declined in Mainland China. Reported sales declined by -9%.

North America

Currency adjusted sales increased by 11% YoY. Sales growth was driven by strong demand for 5G solutions in Networks and for 5G Core and cloud-native solutions in Digital Services. Reported sales declined by -2%.

Europe and Latin America

Currency adjusted growth was 14% YoY with 12% growth in Europe and 28% in Latin America. Sales in both Networks and Digital Services continued to grow as a result of market share gains, while sales decreased in Managed Services YoY due to earlier decisions on contract exits and rescoping of contracts. Reported sales increased by 7%.

Middle East and Africa

Currency adjusted sales declined by -10% YoY. Sales declined YoY in Networks and Digital Services primarily due to lower 5G investments in the Middle East and uncertain macroeconomic conditions in Africa, which are likely to prevail for some time. Managed Services sales were stable. Reported sales decreased by     -18%.

Other

IPR licensing revenues decreased to SEK 2.3 (2.8) b. Revenues from the new contract with one licensee were offset by expired contracts under renewal negotiations, lower volumes with one licensee and a weaker USD.

Sequentially, IPR licensing revenues increased to SEK 2.3 (0.8) b. mainly due to the new agreement with Samsung.

6 Ericsson | Second quarter report 2021	Market area sales

Segment results

Segment Networks

SEK b.	Q2 2021	Q2 2020	YoY change	Q1 2021
Net sales	39.9	39.8	0%	36.3
Of which IPR licensing revenues	1.92.3		-17%	0.7
Sales growth adj. for comparable units and FX	—	—	11%	—
Gross income	19.1	16.0	19%	16.7
Gross margin	47.9%	40.2%	—	46.1%
EBIT	8.6	5.3	65%	7.2
EBIT margin	21.7%	13.2%	—	20.0%
Restructuring charges	0.0	-0.4	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	47.9%	40.5%	—	46.0%
EBIT excl. restructuring charges	8.7	5.6	54%	7.2
EBIT margin excl.restructuring charges	21.7%	14.1%	—	19.9%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales adjusted for comparable units and currency grew by 11% with growth in four of the five market areas.
•	Strengthened Cloud RAN portfolio with 5G mid-band and massive MIMO support.
•	EBIT margin at 21.7% driven by operational leverage.

Net sales

Sales adjusted for comparable units and currency grew by 11% YoY, with growth in four of the five market areas. Sales in Mainland China declined by SEK -2.0 b. YoY. Sales declined in market area Middle East and Africa primarily due to lower 5G investments in the Middle East and uncertain macroeconomic conditions in Africa. IPR revenues were SEK -0.4 b. lower YoY. Reported sales were stable YoY.

Sequentially, reported sales increased by 10%, driven primarily by growth in Europe and Latin America as well as in North East Asia outside of Mainland China.

Gross margin

Reported gross margin increased to 47.9% (40.2%) YoY. Gross margin in the quarter was supported by strong operational leverage, which more than offset the lower IPR revenues YoY. Q2 2020 was negatively impacted by a write-down of pre-commercial product inventory and by initial 5G deployments in Mainland China. Gross margin excluding restructuring charges was 47.9% (40.5%).

Reported gross margin increased QoQ to 47.9% from 46.1% with continued strong operational leverage and a positive impact of two quarters of IPR revenues related to the patent agreement signed in the quarter.

EBIT

Reported EBIT increased to SEK 8.6 (5.3) b. YoY, which increased the EBIT margin to 21.7% (13.2%). The increase was driven by improved gross income. EBIT margin excluding restructuring charges increased to 21.7% (14.1%)

Sequentially, reported EBIT increased by SEK 1.4 b. EBIT margin increased to 21.7% from 20.0%, due to seasonally higher sales and improved gross income.

Net sales rolling four quarters were SEK 167.2 b. and EBIT margin rolling four quarters excluding restructuring charges was 21.5%.

Segment Digital Services

SEK b.	Q2 2021	Q2 2020	YoY change	Q1 2021
Net sales	7.9	8.6	-8%	6.9
Of which IPR licensing revenues	0.40.5		-17%	0.1
Sales growth adj. for comparable units and FX	—		0%	—
Gross income	3.0	3.7	-20%	3.0
Gross margin	37.9%	43.6%	—	43.5%
EBIT (loss)	-1.6	-0.7	—	-1.5
EBIT margin	-19.9%	-8.1%	—	-22.0%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	37.9%	43.6%	—	43.6%
EBIT excl. restructuring charges	-1.6	-0.7	—	-1.5
EBIT margin excl. restructuring charges	-19.8%	-8.5%	—	-21.9%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales adjusted for comparable units and currency were stable YoY despite a decrease of SEK -0.5 b. YoY in Mainland China.
•	Double-digit sales growth in North America and in Europe and Latin America.
•	The write-down related pre-commercial product investments for the Chinese market impacted gross margin by -3.6 p.p.

Net sales

Sales adjusted for comparable units and currency were stable YoY, with double-digit growth in North America and in Europe and Latin America, while sales declined in the other three market areas. Sales in Mainland China decreased by SEK -0.5 b. YoY. IPR revenues were SEK -0.1 b. lower YoY. Reported sales decreased by -8% YoY.

Reported sales increased by 14% QoQ, with growth in all market areas except in North East Asia.

Gross margin

Reported gross margin decreased to 37.9% (43.6%) YoY. There is a high risk regarding future market share in Core in Mainland China and the Company has made a write-down of SEK -0.3 b. for pre-commercial product investments for the Chinese market. The impact of the write-down on gross margin was -3.6 percentage points. Gross margin was also negatively impacted by lower IPR revenues YoY.

Reported gross margin decreased to 37.9% from 43.5% QoQ as a result of the write-down related to the Chinese market. The write-down more than offset the positive impact of two quarters of IPR revenues from the patent agreement signed in the quarter.

EBIT (loss)

Reported EBIT (loss) was SEK -1.6 (-0.7) b. with an EBIT margin of -19.9% (-8.1%). Operating expenses increased to SEK -4.6 b. mainly due to acceleration of R&D investments in the cloud native 5G portfolio.

Sequentially, reported EBIT decreased by SEK -0.1 b. to SEK -1.6 b.    due to the above-mentioned write-down.

Net sales rolling four quarters were SEK 36.2 b. and EBIT margin rolling four quarters excluding restructuring charges was -8.5%.

7 Ericsson | Second quarter report 2021	Segment results

Segment Managed Services

SEK b.	Q 2 2021	Q 2 2020	YoY change	Q 1 2021
Net sales	5.1	5.6	-8%	4.9
Sales growth adj. for comparable units and FX	—		-2%	—
Gross income	1.0	1.0	2%	0.9
Gross margin	19.0%	17.1%	—	19.4%
EBIT	0.4	0.3	58%	0.3
EBIT margin	8.1%	4.7%	—	6.4%
Restructuring charges	0.0	0.0	—	-0.1
Measures excl. restructuring charges
Gross margin excl. restructuring charges	19.0%	17.2%	—	21.0%
EBIT excl. restructuring charges	0.4	0.3	57%	0.4
EBIT margin excl. restructuring charges	8.1%	4.8%	—	8.1%

•  Sales declined YoY mainly due to lower variable sales in North America.

•  Continued investments in automation, analytics and AI-driven offerings – supporting 5G and efficiency in service delivery.

•  EBIT margin increased to 8.1% driven by efficiency gains.

Net sales

Sales adjusted for comparable units and currency decreased by -2% YoY, due to reduced variable sales in a large contract in North America, post the merger between two operators, and lower sales mainly in Europe due to earlier decided contract exits. Sales in Network Optimization showed growth mainly in Europe and Latin America. Sales in Managed Services IT&ADM showed growth mainly in North America. Reported sales declined by -8% YoY.

Gross margin

Reported gross margin increased to 19.0% (17.1%) YoY. Gross margin excluding restructuring charges increased to 19.0% (17.2%) YoY, mainly due to efficiency gains and higher variable sales.

Reported gross margin decreased slightly to 19.0% from 19.4% QoQ. Gross margin excluding restructuring charges decreased to 19.0% from 21.0% QoQ, due to seasonally lower costs in Q1.

EBIT

Reported EBIT was SEK 0.4 (0.3) b. EBIT margin excluding restructuring charges increased to 8.1% (4.8%) YoY, driven by efficiency gains and higher variable sales.

EBIT excluding restructuring charges was stable at SEK 0.4 b. QoQ.

Net sales rolling four quarters were SEK 21.3 b. and EBIT margin rolling four quarters excluding restructuring charges was 8.0%.

Segment Emerging Business and Other

SEK b.	Q 2 2021	Q 2 2020	YoY change	Q 1 2021
Net sales	2.1	1.6	29%	1.7
Sales growth adj. for comparable units and FX	—	—	13%	—
Gross income	0.8	0.2	—	0.6
Gross margin	37.9%	12.6%	—	36.6%
EBIT (loss)	-1.7	-1.0	—	-0.8
EBIT margin	-81.1%	-60.5%	—	-44.4%
Restructuring charges	0.0	-0.3	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	38.1%	25.3%	—	36.8%
EBIT (loss) excl. restructuring charges	-1.7	-0.6	—	-0.8
EBIT margin excl. restructuring charges	-81.5%	-39.6%	—	-43.7%

•  Continued sales and gross margin growth in Emerging Business, driven mainly by Cradlepoint.

•  Positive impact of SEK 0.1 b. (Net sales, GM and EBIT) from final PPA for Cradlepoint.

•  Negative impact of SEK -0.8 b. (Other op income) from Nokia settlement related to 2019 resolution with the U.S. authorities

Net sales

Sales adjusted for comparable units and currency increased by 13%. Reported sales increased by 29% YoY, driven mainly by the acquired Cradlepoint business.

Gross margin

Reported gross margin increased to 37.9% (12.6%) YoY. Gross margin excluding restructuring charges increased to 38.1% (25.3%). The increase in Emerging Business was driven mainly by Cradlepoint and new businesses.

Reported gross margin increased to 37.9% from 36.6% QoQ. Gross margin excluding restructuring charges increased to 38.1% from 36.8% QoQ. The improvement was driven by Cradlepoint.

EBIT (loss)

Reported EBIT (loss) was SEK -1.7 (-1.0) b.

EBIT was negatively impacted by SEK -0.8 b. in the quarter, as a result of the Nokia settlement related to the 2019 resolution with the U.S. authorities. Adjusted for this settlement, reported EBIT (loss) was SEK -0.9 (-1.0) b.

The positive impact from the changes between the preliminary and final PPA (Purchase Price Allocation) for Cradlepoint was SEK 0.1 b.

Net sales rolling four quarters were SEK 7.1 b. and EBIT margin rolling four quarters excluding restructuring charges was -47.9%.

8 Ericsson | Second quarter report 2021	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q 2 2021	Q 2 2020	Q 1 2021	Jan-Jun 2021	Jan-Jun 2020
EBIT excl. restructuring charges	5.8	4.5	5.3	11.2	9.1

Depreciation, am ortization and in pairm entbsses	2.1	2.2	1.9	4.0	4.3

Restructuring charges	0.0	-0.7	-0.1	-0.1	-1.0

Changes in working capital¹â¾	0.2	-0.2	-3.9	-3.6	-0.4

Interestpaid/received,taxespaid,and other	-2.2	-0.4	-0.1	-2.3	-2.2

Cash flow from operating activities	5.9	5.4	3.2	9.1	9.8

Capexnet and other investing activities	-1.3	-1.6	-1.1	-2.4	-3.0

Repaym entoflease liabilities	-0.6	-0.6	-0.5	-1.2	-1.2

Free cash flow before M &A	4.1	3.2	1.6	5.6	5.6

M&A	-0.1	0.0	0.0	-0.1	-0.3

Free cash flow after M &A	4.0	3.2	1.6	5.6	5.3

Cash flow from operating activities	5.9	5.4	3.2	9.1	9.8
Cash flow from investing activities	-7.1	-0.5	-0.9	-8.1	-5.5
Cash flow from financing activities	4.3	-4.6	-6.2	-1.9	-3.1

SEK b.	Jun 30 2021	Jun 30 2020	Mar 31 2021
Grosscash	77.1	75.4	68.6

-Borrow ings, current	11.7	15.3	2.4
-Borrow ings, non-current	21.7	22.6	23.3

Netcash	43.7	37.5	43.0

Equity	91.7	78.5	88.1
Total assets	281.0	276.8	270.3
Capitalturnover(times)	1.3	1.3	1.3
Return on capitalem ployed (% )	13.5%	9.9%	13.3%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets

•  Free cash flow before M&A was SEK 4.1 (3.2) b. supported by higher incoming IPR payments.

•  The average maturity of long-term borrowings increased to 4 years through an 8-year bond and a 7-year loan from EIB.

Cash flow from operating activities

Reported cash flow from operating activities was SEK 5.9 (5.4) b. Continued business momentum with increased profit and higher incoming IPR payments supported cash flow. Cash flow from operating activities in Q2 2020 was impacted by a payment of    SEK -1.0 b. into the Swedish Pension Trust. Operating net assets were stable in the quarter and key movements include an increase in contract liabilities with a positive impact of SEK 4.6 b. relating to a combination of customer contracts and incoming IPR payments. This was offset by an increase in trade receivables and contract assets of SEK -4.0 b. as a result of the sales growth in Networks in the quarter. Taxes paid/received were SEK -1.9 b.

Free cash flow

Free cash flow before M&A was SEK 4.1 (3.2) b. Capex net and other investing activities was SEK -1.3 (-1.6) b., primarily related to investment in Networks. Repayment of lease liabilities was stable at SEK -0.6 b. YoY and free cash flow after M&A was SEK 4.0 (3.2) b.

Cash flow from investing and financing activities

Reported cash flow from financing activities was SEK 4.3 (-4.6) b. including repayment of lease liabilities. In the quarter, Ericsson issued a EUR 0.5 b. (SEK 5.0 b.) bond maturing in 2029 and drew on its credit commitment with the European Investment Bank (EIB) of USD 0.3 b. (SEK 2.6 b.) maturing in 2028. Dividends of                SEK -3.3 b. were paid out in the quarter, and an additional SEK 1.00 per share (SEK -3.3 b.) will be paid out in October.

Reported cash flow from investing activities was SEK -7.1 (-0.5) b. mainly due to purchases of interest-bearing securities.

Financial position

Net cash improved QoQ to SEK 43.7 b. from SEK 43.0 b. due to the positive cash flow, partly offset by dividends paid. Gross cash increased by SEK 8.5 b. QoQ, driven by the issuing of a EUR 0.5 b. (SEK 5.0 b.) senior unsecured 8-year bond and the utilization of the USD 0.3 b. (SEK 2.6 b.) credit commitment with the EIB. Current borrowings increased due to reclassification of the USD 1.0 b. (SEK 8.5 b.) bond from non-current borrowings as it becomes due in Q2 2022. The average maturity of long-term borrowings was 4.0 years as of June 30, 2021, an increase from 2.2 years 12 months earlier.

Liabilities for post-employment benefits decreased slightly in the quarter, to SEK 31.4 b. from SEK 31.9 b. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the Swedish government bond yield-curve. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately    SEK 17.7 b. (SEK 13.7 b. lower than current DBO).

Return on capital employed (ROCE) was 13.5% (9.9%).

9 Ericsson | Second quarter report 2021	Cash flow and financial position

Parent Company

Income after financial items Jan–June 2021 was SEK 5.7 (2.3) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 62.9 (63.3) b.

There was an increase in intercompany lending of SEK 2.5 b. and in intercompany borrowing of SEK 0.2 b. in the second quarter.

The Parent Company has recognized dividends from subsidiaries of SEK 5.2 (1.0) b. in the quarter. There was a negative impact of SEK -0.8 b. (Other operating income) in the quarter, as a result of the Nokia settlement related to the 2019 resolution with the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission (SEC).

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 1,629,894 shares from treasury stock were distributed or sold to employees in the second quarter. The holding of treasury stock on June 30, 2021 was 4,414,066 Class B shares.

10 Ericsson | Second quarter report 2021	Parent Company

Other information

Ericsson and Samsung signed global patent license agreement

On May 7, 2021, Ericsson and Samsung reached a multi-year agreement on global patent licenses between the two companies, including patents relating to all cellular technologies. The cross-license agreement covers sales of network infrastructure and handsets from January 1, 2021.

Furthermore, Ericsson and Samsung agreed on technology cooperation projects to advance the mobile industry in open standardization and create valuable solutions for consumers and enterprises.

This settlement ends complaints filed by both companies before the United States International Trade Commission (USITC) as well as the ongoing lawsuits in several countries and confirms the value of the strong patent portfolios of both companies. The details of the agreement are confidential and will not be disclosed.

Ericsson’s IPR licensing revenues continue to be affected by several factors, mainly expired patent license agreements pending renewal, geopolitical impact on the handset market, technology shift from 4G to 5G, and possible currency effects going forward.

Over several decades, Ericsson has made significant investments in R&D and in developing global mobile standards and is committed to licensing its standard-essential patents on fair, reasonable and non-discriminatory (FRAND) terms for the benefit of consumers and enterprises everywhere. The FRAND system allows access to technology and intellectual property, developed by inventors like Ericsson, and also rewards those inventors for their major up-front investment in R&D in each mobile generation.

The value of Ericsson’s IP portfolio extends to more than 57,000 granted patents and is strengthened by annual investment in R&D of approx. SEK 40 b. With a leading global position in 5G, the company is confident of growing its IPR revenues long term, thereby further maximizing the value of the overall patent portfolio.

Ericsson announced settlement with impact in second quarter 2021

On May 12, 2021, Ericsson announced that the Company had reached an agreement with Nokia for settling a damages claim against Ericsson. The settlement relates to events that were the subject of 2019 resolutions with the U.S. Department of Justice (DOJ) and U.S. Securities and Exchange Commission (SEC) of investigations into Ericsson’s violations of the U.S. Foreign Corrupt Practices Act (FCPA).

As communicated in 2019, the resolution with DOJ related to criminal charges of books and records and internal controls violations of the FCPA in five countries including in Djibouti and a guilty plea to one instance of bribery in Djibouti. The resolution with the SEC related to allegations of violations of the books and records and internal controls provision of the FCPA in six countries and of the bribery provision of the FCPA in three of these six countries.

The agreement with Nokia contemplates the payment by Ericsson of a total settlement amount of EUR 80 m (SEK 0.8 b. equivalent). The amount reflects uncertainty, risk, expense, and potential distraction from business focus associated with a potentially lengthy and complex litigation. The settlement will have an impact of EUR 80 m. on EBIT and EUR 26 m. on cash flow in Q2 2021. The remainder of the settlement amount will be made in similar installments in 2022 and 2023 respectively, impacting cash flow. The settlement amount will be recorded as Other operating expenses under Segment Emerging Business and Other. Further details of the terms of the settlement are confidential.

Ericsson has a zero-tolerance policy for corruption and has in recent years worked hard to strengthen its Ethics and Compliance program and to build a culture of compliance.

Ericsson updated risk factors for Euro corporate bond prospectus

On May 24, 2021, Ericsson announced that the Company was in the process of issuing a EUR 500 million unsecured 8-year bond under its EMTN program. In connection with this proposed issue, Ericsson updated the risk factors in its prospectus regarding geopolitical and trade uncertainty.

The reason for the update was as previously disclosed by Ericsson in its Q4 2020 financial report and in its 2020 Annual Report, that there is a risk that the decision by the Post and Telecommunication Authority (PTS) to exclude Chinese vendors’ products from the 5G auction in Sweden may adversely impact the economic interests of Sweden and Swedish industry, including those of Ericsson.

This risk has been included in the risk factors in Ericsson’s EMTN prospectus. The update coincides with Ericsson’s proposed issue under the EMTN program and the change in relation to the risk factor, as shown in the Q4 report, is reflected in the italicized text below.

Extract of text from Q4 report

Ongoing geopolitical and trade uncertainty from a range of factors may have a material adverse impact on our business, operations, business prospects and consequently on operating results, financial conditions and our ability to meet our targets.

[…]

There are uncertainties for the future bilateral trading relationships between China and several countries as a result of restrictions to wards Chinese vendors in national 5G networks.

[…]

In Sweden, the Post and Telecommunication Authority (PTS) has taken a decision to exclude Chinese vendors’ products from the 5G auction. Of special relevance for Ericsson in this context is the trade relationship between Sweden and China, since Ericsson, even though it is a global company with a presence on all global markets, has its headquarters in Sweden and therefore risks collateral damages from a weakened Swedish-Chinese relationship as a result of this decision. There is a risk that the above leads to measures taken by China that are targeted at the economic interests of Sweden and Swedish industry, including those of Ericsson. While Ericsson is invited to various ongoing tender processes in China, the final outcome remains uncertain and it is the company’s current assessment that the risk has increased that Ericsson will in those tenders be allocated a significantly lower market share than its current market share.

[...]

The geopolitical situation can have consequences on the entire industry, with an increased likelihood of further industry split, separation of global value chains and separation of global standards for mobile telecommunications. This overall development has also led to several countries evaluating how to ensure uninterrupted access to telecommunication network infrastructure, for example through promoting disaggregation of the Radio Access Network and support of national communication network infrastructure champions as alternative to the established global vendors such as Ericsson although the timing and extent of this remains unclear.

11 Ericsson | Second quarter report 2021	Other information

All of the above may have a material and potentially lasting adverse impact on our business, including sales, market share, market access and supply chain and R&D activities, our financial condition and results of operations.

COVID-19 update

Despite the effective deployment of vaccines in many markets we continue to take the utmost care to ensure the health and well-being of our colleagues in respect of the COVID-19 pandemic.

We remain cautiously optimistic as 2021 progresses that control over the spread of the virus is increasing due to vaccination, public education and continued restrictions on movement in areas of heightened infection risk. It will still take time before the full effects of this strategy are seen. Therefore, we continue to advocate working from home for the majority of our employees throughout 2021.

•	Travel restrictions for non-critical cross-border business travel will remain throughout 2021

•	Event restrictions are extended accordingly for the rest of the year

•	The mandate on mask wearing in our office locations continues until further notice.

In preparation for a phased return to the office, our Workplace of the Future program planning continues to enable future work flexibility and increased opportunities to connect and collaborate in the office, once it is deemed safe to do so.

We continue to operate efficiently and profitably and believe that tax-payers’ money is better used to target the health and economic effects of COVID-19, accordingly we have not sought public funding during the pandemic. The proactive approach to business continuity management in full alignment with customers at the beginning of the pandemic continues to pay off. Quality in Ericsson’s operations and customers’ networks are maintained. The dual mode production strategy and regionalized supply chains make it possible to keep performing to high levels across the supply chain.

POST-CLOSING EVENTS

Ericsson and Verizon ink landmark multi-year USD 8.3 b. 5G deal

On July 16, 2021, Ericsson announced a landmark multi-year agreement with Verizon to provide its industry-leading 5G solutions to accelerate the deployment of Verizon’s world-class next-generation 5G network in the U.S.

Under this USD 8.3 billion agreement, Verizon will deploy Ericsson’s 5G MIMO C-band, low-band, and millimeter wave (mmWave) solutions to enhance and expand Verizon’s 5G Ultra Wideband coverage, network performance, and user experience. Ericsson’s technology solutions, including Massive MIMO, Ericsson Spectrum Sharing, and Ericsson Cloud RAN, complement the high-performing Ericsson Radio System portfolio to support 5G services. Ericsson’s industry-leading software functionality provides end-users with the speed and performance they expect from 5G networks.

In 2020, Verizon was the first communications service provider to receive a commercial 5G mmWave Street Macro base station from Ericsson’s award-winning new state-of-the-art U.S. smart factory in Lewisville, Texas. Ericsson is committed to building and accelerating the nationwide build-out of 5G across the country.

12 Ericsson | Second quarter report 2021	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2020. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

Pandemics, such as for example the one caused by the novel Coronavirus, COVID-19, could severely impact our local and global operations

The COVID-19 pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods, as well as having major parts of the workforce working remotely. With an increasing infection rate in some of Ericsson’s markets, there is an increased risk for negative impact and disturbances in the Company’s operations, including in network deployments in those markets, impacting corresponding revenues. As previously mentioned, disturbances from the pandemic may have material adverse effects on our business and financial position.

This report has not been reviewed by Telefonaktiebolaget LM Ericsson auditors.

Date for next report: October 19, 2021

13 Ericsson | Second quarter report 2021	Risk factors

Board assurance

The Board of Directors and the President and CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 16, 2021

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Helena Stjernholm	Ronnie Leten	Jacob Wallenberg
Deputy Chair	Chair	Deputy Chair

Jon Fredrik Baksaas	Jan Carlson	Nora Denzel
Member of the Board	Member of the Board	Member of the Board

Eric A. Elzvik	Kurt Jofs	Kristin S. Rinne
Member of the Board	Member of the Board	Member of the Board

Börje Ekholm
President, CEO and member of the Board

Torbjörn Nyman	Anders Ripa	Kjell-Åke Soting
Member of the Board	Member of the Board	Member of the Board

14 Ericsson | Second quarter report 2021	Board assurance

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on July 16, 2021.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Media

Kristoffer Edshage, , Director of Corporate Media

Phone: +46 72 220 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

15 Ericsson | Second quarter report 2021	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2020.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

16 Ericsson | Second quarter report 2021	Forward-looking statements

Financial statements and other information

17 Ericsson | Second quarter report 2021	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q2			Jan-Jun
SEK million	Note	2021	2020	Change	2021	2020
Net sales	3	54,941	55,578	-1%	104,719	105,328
Cost of sales		-31,084	-34,661	-10%	-59,567	-64,623

Gross income	3	23,857	20,917	14%	45,152	40,705

Research and development expenses		-10,480	-10,035	4%	-20,056	-19,180
Selling and administrative expenses		-6,972	-7,052	-1%	-13,160	-13,290
Impairment losses on trade receivables		100	42	138%	-112	-118

Operating expenses		-17,352	-17,045	2%	-33,328	-32,588

Other operating income and expenses1)		-579	131	-542%	-566	220
Share in earnings of JV and associated companies		-103	-152	-32%	-174	-180

Earnings before financial items and income tax (EBIT)	3	5,823	3,851	51%	11,084	8,157

Financial income and expenses, net		-454	292	-255%	-987	-610

Income after financial items		5,369	4,143	30%	10,097	7,547

Income tax		-1,469	-1,558	-6%	-3,029	-2,682

Net income		3,900	2,585	51%	7,068	4,865

Net income (loss) attributable to:
Owners of the Parent Company		3,679	2,452		6,866	4,608
Non-controlling interests		221	133		202	257
Other information
Average number of shares, basic (million)	8	3,329	3,322		3,329	3,320
Earnings per share, basic (SEK) ²)		1.10	0.74		2.06	1.39
Earnings per share, diluted (SEK) ³)		1.10	0.74		2.06	1.39

1)	Includes cost of SEK -0.8 b. in Q2 2021 as a result of the Nokia settlement related to the 2019 resolutions with SEC and DOJ.
2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Condensed statement of comprehensive income (loss)

	Q2		Jan-Jun
SEK million	2021	2020	2021	2020
Net income	3,900	2,585	7,068	4,865
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	595	1,482	6,641	-3,201
Revaluation of borrowings due to change in creditrisk	39	-1,032	-16	693
Tax on items that will not be reclassified to profit or loss	-93	-146	-1,326	559
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/ losses arising during the period	-123	146	-154	-95
Reclassification adjustments on gains/ losses included in profit or loss	-24	71	-48	141
Translation reserves				—
Changes in translation reserves	-476	-3,591	1,245	-1,380
Reclassification to profit and loss	-9	-99	-9	-99
Share of other comprehensive income (loss) of JV and associated companies	-4	-90	31	-2
Tax on items that have been or may be reclassified to profit or loss	31	-44	42	-9

Total other comprehensive income, net of tax	-64	-3,303	6,406	-3,393

Total comprehensive income	3,836	-718	13,474	1,472

Total comprehensive income attributable to:
Owners of the Parent Company	3,597	-916	13,352	1,246
Non-controlling interests	239	198	122	226

18 Ericsson | Second quarter report 2021	Financial statements

Condensed consolidated balance sheet

	Jun 30		Dec 31
SEK million	Note	2021	2020
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,798	3,857
Goodwill	10	36,436	34,945
Intellectual property rights, brands and other intangible assets		4,272	4,805
Property, plant and equipment		13,739	13,383
Right-of-use assets		7,985	7,980
Financial assets
Equity in JV and associated companies		1,116	1,274
Other investments in shares and participations	5	1,499	1,519
Customer finance, non-current	5	545	1,221
Interest-bearing securities, non-current	5	20,998	21,613
Other financial assets, non-current	5	5,329	4,842
Deferred tax assets		25,175	26,296

		120,892	121,735

Current assets
Inventories		30,515	28,097
Contract assets		11,811	11,273
Trade receivables	5	45,192	42,063
Customer finance, current	5	1,973	1,916
Other current receivables		14,534	16,014
Interest-bearing securities, current	5	12,855	6,820
Cash and cash equivalents	5	43,273	43,612
		160,153	149,795

Total assets		281,045	271,530

Equity and liabilities
Equity
Stockholders’ equity		93,331	86,674
Non-controlling interest in equity of subsidiaries		-1,636	-1,497

		91,695	85,177

Non-current liabilities
Post-employment benefits		31,411	37,353
Provisions, non-current	4	1,922	2,886
Deferred tax liabilities		975	1,089
Borrowings, non-current	5	21,673	22,218
Lease liabilities, non-current		7,111	7,104
Other non-current liabilities		1,596	1,383

		64,688	72,033

Current liabilities
Provisions, current	4	7,310	7,580
Borrowings, current	5	11,737	7,942
Lease liabilities, current		2,203	2,196
Contract liabilities		36,621	26,440
Trade payables	5	29,638	31,988
Other current liabilities		37,153	38,174
		124,662	114,320

Total equity and liabilities		281,045	271,530

19 Ericsson | Second quarter report 2021	Financial statements

Condensed consolidated statement of cash flows

		Q2		Jan-Jun
SEK million	Note	2021	2020	2021	2020
Operating activities
Net income		3,900	2,585	7,068	4,865
Adjustments for
Taxes		1,230	1,871	2,814	3,108
Earnings/ dividends in JV and associated companies		112	155	188	185
Depreciation, amortization and impairment losses	62,097		2,156	4,032	4,276
Other non-cash items		495	-215	638	577

		7,834	6,552	14,740	13,011

Changes in operating net assets
Inventories		-701	-1,253	-1,936	-1,791
Customer finance, current and non-current		454	307	673	1,124
Trade receivables and contract assets		-4,034	0	-2,055	5,559
Trade payables		744	4,104	-3,368	1,928
Provisions and post-employment benefits		-1,461	-1,189	-938	-971
Contract liabilities		4,603	-1,000	9,057	2,987
Other operating assets and liabilities, net		608	-1,167	-5,073	-9,276

		213	-198	-3,640	-440

Interest received		15	347	257	479
Interest paid		-261	-513	-553	-903
Taxes paid/received		-1,861	-739	-1,659	-2,396

Cash flow from operating activities		5,940	5,449	9,145	9,751

Investing activities
Investments in property, plant and equipment	6	-1,007	-1,327	-1,922	-2,440
Sales of property, plant and equipment		17	69	41	95
Acquisitions/divestments of subsidiaries and other operations, net		-69	-45	-64	-253
Product development	6	-266	-211	-470	-473
Other investing activities		—	-126	-5	-168
Interest-bearing securities		-5,799	1,141	-5,638	-2,291

Cash flow from investing activities		-7,124	-499	-8,058	-5,530

Financing activities
Proceeds from issuance of long-term debt		7,804	579	7,881	923
Repayment of long-term debt		-510	-544	-5,752	-835
Dividends paid		-3,328	-2,489	-3,333	-2,498
Repayment of lease liabilities		-617	-618	-1,165	-1,214
Other financing activities		940	-1,486	491	497

Cash flow from financing activities		4,289	-4,558	-1,878	-3,127

Effect of exchange rate changes on cash		-375	-3,084	452	-518

Net change in cash and cash equivalents		2,730	-2,692	-339	576

Cash and cash equivalents, beginning of period		40,543	48,347	43,612	45,079

Cash and cash equivalents, end of period		43,273	45,655	43,273	45,655

20 Ericsson | Second quarter report 2021	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Jun
SEK million	2021	2020
Opening balance	85,177	81,878
Total comprehensive income	13,474	1,472
Sale/repurchase of own shares	—	81
Long-term variable compensation plans	43	97
Dividends to shareholders¹)	-6,873	-5,056
Transactions with non-controlling interests	-126	—

Closing balance	91,695	78,472

1)	SEK 1.00 per share of the total SEK 2.00 per share of the dividend approved by the AGM in March 2021 will be paid out in Q4 2021.

Condensed consolidated income statement – isolated quarters

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	54,941	49,778	69,590	57,472	55,578	49,750
Cost of sales	-31,084	-28,483	-41,333	-32,710	-34,661	-29,962

Gross income	23,857	21,295	28,257	24,762	20,917	19,788

Research and development expenses	-10,480	-9,576	-10,433	-10,101	-10,035	-9,145
Selling and administrative expenses	-6,972	-6,188	-7,402	-5,992	-7,052	-6,238
Impairment losses on trade receivables	100	-212	264	-28	42	-160

Operating expenses	-17,352	-15,976	-17,571	-16,121	-17,045	-15,543

Other operating income and expenses¹)	-579	13	381	61	131	89
Share in earnings of JV and associated companies	-103	-71	-59	-59	-152	-28

Earnings before financial items and income tax (EBIT)	5,823	5,261	11,008	8,643	3,851	4,306

Financial income and expenses, net	-454	-533	-95	109	292	-902

Income after financial items	5,369	4,728	10,913	8,752	4,143	3,404

Income tax	-1,469	-1,560	-3,721	-3,186	-1,558	-1,124

Net income	3,900	3,168	7,192	5,566	2,585	2,280

Net income (loss) attributable to:
Owners of the Parent Company	3,679	3,187	7,522	5,353	2,452	2,156
Non-controlling interests	221	-19	-330	213	133	124
Other information
Average number of shares, basic (million)	3,329	3,328	3,328	3,326	3,322	3,317
Earnings per share, basic (SEK) ²)	1.10	0.96	2.26	1.61	0.74	0.65
Earnings per share, diluted (SEK) ³)	1.10	0.96	2.26	1.61	0.74	0.65

1)	Includes cost of SEK -0.8 b. in Q2 2021 as a result of the Nokia settlement related to the 2019 resolutions with SEC and DOJ.
2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

21 Ericsson | Second quarter report 2021	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	3,900	3,168	7,192	5,566	2,585	2,280
Adjustments for
Taxes	1,230	1,584	3,846	3,482	1,871	1,237
Earnings/ dividends in JV and associated companies	112	76	115	74	155	30
Depreciation, amortization and impairment losses	2,097	1,935	2,293	2,105	2,156	2,120
Other	495	143	190	-320	-215	792

	7,834	6,906	13,636	10,907	6,552	6,459

Changes in operating net assets
Inventories	-701	-1,235	3,753	-1,578	-1,253	-538
Customer finance, current and non-current	454	219	-119	-635	307	817
Trade receivables and contract assets	-4,034	1,979	-7,231	-1,513	0	5,559
Trade payables	744	-4,112	2,999	-624	4,104	-2,176
Provisions and post-employment benefits	-1,461	523	199	-1,897	-1,189	218
Contract liabilities	4,603	4,454	-2,046	-1,501	-1,000	3,987
Other operating assets and liabilities, net	608	-5,681	3,768	3,228	-1,167	-8,109
	213	-3,853	1,323	-4,520	-198	-242
Interest received	15	242	188	96	347	132
Interest paid	-261	-292	-344	-187	-513	-390
Taxes paid/received	-1,861	202	-900	-1,017	-739	-1,657

Cash flow from operating activities	5,940	3,205	13,903	5,279	5,449	4,302

Investing activities
Investments in property, plant and equipment	-1,007	-915	-1,090	-963	-1,327	-1,113
Sales of property, plant and equipment	17	24	104	55	69	26
Acquisitions/divestments of subs. and other operations, net¹)	-69	5	-9,256	-89	-45	-208
Product development	-266	-204	-177	-167	-211	-262
Other investing activities	—	-5	668	301	-126	-42
Interest-bearing securities	-5,799	161	1,189	-246	1,141	-3,432

Cash flow from investing activities	-7,124	-934	-8,562	-1,109	-499	-5,031

Financing activities
Proceeds from issuance of long-term debt	7,804	77	2,213	83	579	344
Repayment of long-term debt	-510	-5,242	-8,036	-160	-544	-291
Dividends paid	-3,328	-5	-3,456	-42	-2,489	-9
Repayment of lease liabilities	-617	-548	-636	-567	-618	-596
Other financing activities	940	-449	1,436	-200	-1,486	1,983

Cash flow from financing activities	4,289	-6,167	-8,479	-886	-4,558	1,431

Effect of exchange rate changes on cash	-375	827	-2,024	-165	-3,084	2,566

Net change in cash and cash equivalents	2,730	-3,069	-5,162	3,119	-2,692	3,268

Cash and cash equivalents, beginning of period	40,543	43,612	48,774	45,655	48,347	45,079

Cash and cash equivalents, end of period	43,273	40,543	43,612	48,774	45,655	48,347

1)	Includes acquisition of Cradlepoint of SEK -9.5 b. in Q4 2020.

22 Ericsson | Second quarter report 2021	Financial statements

Condensed Parent Company income statement

	Q2		Jan-Jun		Jan-Dec
SEK million	2021	2020	2021	2020	2020
Net sales	—	—	—	—	—
Cost of sales	—	—	—	—	—
Gross income	—	—	—	—	—
Operating expenses¹)	-172	-241	-345	-492	-1,378
Other operating income and expenses	-178	354	436	1,195	2,866

EBIT	-350	113	91	703	1,488

Financial net¹)	5,241	1,140	5,593	1,572	6,845

Income after financial items	4,891	1,253	5,684	2,275	8,333

Transfers to (-)/ from untaxed reserves	—	—	—	—	-1,540
Income tax	-137	-144	-263	-318	-408

Net income	4,754	1,109	5,421	1,957	6,385

1)

Amounts reported for Jan-June/April-June 2020 deviate from what was reported in the Second quarter report 2020 due to incorrect allocation of financial items to operating income. This was corrected in the Third quarter report 2020.

Condensed Parent Company statement of comprehensive income (loss)

	Q2		Jan-Jun		Jan-Dec
SEK million	2021	2020	2021	2020	2020
Net income	4,754	1,109	5,421	1,957	6,385
Revaluation of borrowings due to change in credit risk	39	-1,032	-16	693	99
Tax on items that will not be reclassified to profit or loss	-8	212	3	-143	-20
Other comprehensive income, net of tax	31	-820	-13	550	79

Total comprehensive income	4,785	289	5,408	2,507	6,464

23 Ericsson | Second quarter report 2021	Financial statements

Condensed Parent Company balance sheet

	Jun 30	Dec 31
SEK million	2021	2020
Assets
Fixed assets
Intangible assets	11	26
Tangible assets	454	460
Financial assets¹)	107,805	104,989

	108,270	105,475

Current assets
Receivables	26,806	30,230
Short-term investments	12,648	6,621
Cash and cash equivalents	29,315	28,775

	68,769	65,626

Total assets	177,039	171,101

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	32,686	33,915

	80,850	82,079

Provisions	274	343
Non-current liabilities	21,777	22,111
Current liabilities	74,138	66,568

Total stockholders’ equity, provisions and liabilities	177,039	171,101

¹) Of which interest-bearing securities, non-current	20,974	21,597

24 Ericsson | Second quarter report 2021	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended June 30, 2021, has been prepared in accordance with International Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2020 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2021 that are estimated to have a material impact on the result and financial position of the Company.

Changes applied as from Q1 2021

- Change in name from Operating income to EBIT

Operating income has been renamed as EBIT (Earnings before financial items and income tax) and Operating margin as EBIT margin. The definitions of EBIT and EBIT margin remains unchanged.

- Changes in presentation of cash flow statement

From Q1 2021, interests and tax cash flows are presented as a separate section within the “Cash flow from operating activities”. Previously, interests and tax cash flows were subsumed within various lines in the sections “Adjustments to reconcile net income to cash” and “Changes in operating net assets”, and only disclosed in note H3 “Statement of cash flow” of the Annual Report. All prior quarters in 2020 have been restated with this new section and other sections adjusted accordingly. There is no impact on Cash flows from operating activities for all periods in 2020.

From Q1 2021, the condensed consolidated statement of cash flow in the interim report is expanded to show “Proceeds from issuance of borrowings” and “Repayment of borrowings” separately. The Company also decided to present the net movements in collaterals received from CSA agreements and bank borrowings less than 3 months (used for short term liquidity purposes) as “Other financing activities” as these balances fluctuate over a short duration, therefore it is neither practical nor useful to present their gross movements on the cash flow statement.

The prior quarters in 2020 have been restated accordingly. This resulted in a reclassification between the lines “Proceeds from issuance of borrowings”, “Repayment of borrowings” and “Other financing activities” compared to the full year cash flow statement in the 2020 Annual Report. The Cash flow from financing activities remained unchanged for all periods in 2020.

Note 2 – Critical accounting estimates and judgements

COVID-19 impacts on the Financial statements

As noted in the previous interim reports in 2020, the COVID-19 pandemic has impacted certain lines within our financial statements. Fiscal stimulus provided by governments worldwide has reduced government bond yields and resulted in the significant movement in the capital and equity markets throughout 2020.

As the global economy continues to recover in 2021, government bond yields and corporate bond yields increased to almost the pre-pandemic levels. The increase in government bond yields in Sweden, and corporate bond yields in US and UK resulted in a significant decrease in the net pensions liability.

The Company continually assesses the business performance and profitability for changes in expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets. Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired. The Company also monitors customer collections trends for changes in current and future conditions that may impact the expected credit losses model for trade receivables. At the end of June 2021, the Company concluded there is no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

25 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Note 3 – Segment information

Net sales by segment by quarter

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	39,875	36,274	49,366	41,659	39,827	35,126
Of which Products	30,414	27,495	37,523	30,992	28,966	24,748
Of which Services	9,461	8,779	11,843	10,667	10,861	10,378
Digital Services	7,887	6,898	12,671	8,733	8,575	7,345
Of which Products	3,989	3,581	7,430	4,621	4,598	3,798
Of which Services	3,898	3,317	5,241	4,112	3,977	3,547
Managed Services	5,119	4,865	5,815	5,498	5,573	5,714
Emerging Business and Other	2,060	1,741	1,738	1,582	1,603	1,565

Total	54,941	49,778	69,590	57,472	55,578	49,750

	2021		2020
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	10%	-27%	19%	5%	13%	-21%
Of which Products	11%	-27%	21%	7%	17%	-21%
Of which Services	8%	-26%	11%	-2%	5%	-22%
Digital Services	14%	-46%	45%	2%	17%	-44%
Of which Products	11%	-52%	61%	1%	21%	-48%
Of which Services	18%	-37%	27%	3%	12%	-39%
Managed Services	5%	-16%	6%	-1%	-2%	-19%
Emerging Business and Other	18%	0%	10%	-1%	2%	-10%

Total	10%	-28%	21%	3%	12%	-25%

	2021		2020
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	0%	3%	11%	6%	5%	5%
Of which Products	5%	11%	20%	13%	8%	4%
Of which Services	-13%	-15%	-11%	-9%	-2%	7%
Digital Services	-8%	-6%	-4%	-12%	-5%	-6%
Of which Products	-13%	-6%	1%	-17%	0%	-4%
Of which Services	-2%	-6%	-10%	-4%	-9%	-9%
Managed Services	-8%	-15%	-17%	-14%	-12%	-2%
Emerging Business and Other	29%	11%	0%	-3%	-4%	-11%

Total	-1%	0%	5%	1%	1%	2%

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	76,149	36,274	165,978	116,612	74,953	35,126
Of which Products	57,909	27,495	122,229	84,706	53,714	24,748
Of which Services	18,240	8,779	43,749	31,906	21,239	10,378
Digital Services	14,785	6,898	37,324	24,653	15,920	7,345
Of which Products	7,570	3,581	20,447	13,017	8,396	3,798
Of which Services	7,215	3,317	16,877	11,636	7,524	3,547
Managed Services	9,984	4,865	22,600	16,785	11,287	5,714
Emerging Business and Other	3,801	1,741	6,488	4,750	3,168	1,565

Total	104,719	49,778	232,390	162,800	105,328	49,750

	2021		2020
Year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2%	3%	7%	5%	5%	5%
Of which Products	8%	11%	12%	9%	6%	4%
Of which Services	-14%	-15%	-5%	-2%	2%	7%
Digital Services	-7%	-6%	-6%	-8%	-5%	-6%
Of which Products	-10%	-6%	-5%	-8%	-2%	-4%
Of which Services	-4%	-6%	-8%	-7%	-9%	-9%
Managed Services	-12%	-15%	-12%	-9%	-7%	-2%
Emerging Business and Other	20%	11%	-4%	-6%	-8%	-11%

Total	-1%	0%	2%	1%	2%	2%

26 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19,111	16,714	21,430	19,375	16,022	15,586
Digital Services	2,990	3,002	5,183	3,787	3,738	2,929
Managed Services	975	942	1,031	1,093	955	933
Emerging Business and Other	781	637	613	507	202	340

Total	23,857	21,295	28,257	24,762	20,917	19,788

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	35,825	16,714	72,413	50,983	31,608	15,586
Digital Services	5,992	3,002	15,637	10,454	6,667	2,929
Managed Services	1,917	942	4,012	2,981	1,888	933
Emerging Business and Other	1,418	637	1,662	1,049	542	340

Total	45,152	21,295	93,724	65,467	40,705	19,788

EBIT (loss) by segment by quarter

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,645	7,240	10,604	9,165	5,255	5,827
Digital Services	-1,567	-1,519	499	-591	-697	-1,417
Managed Services	416	313	401	491	263	408
Emerging Business and Other	-1,671	-773	-496	-422	-970	-512

Total	5,823	5,261	11,008	8,643	3,851	4,306

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15,885	7,240	30,851	20,247	11,082	5,827
Digital Services	-3,086	-1,519	-2,206	-2,705	-2,114	-1,417
Managed Services	729	313	1,563	1,162	671	408
Emerging Business and Other	-2,444	-773	-2,400	-1,904	-1,482	-512

Total	11,084	5,261	27,808	16,800	8,157	4,306

27 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	7,099	6,676	9,748	7,801	6,582	5,917
North East Asia	7,123	6,491	12,823	8,814	7,790	3,907
North America	17,950	17,081	19,101	18,356	18,407	17,911
Europe and Latin America1) 2)	14,011	12,647	17,125	13,318	13,061	12,241
Middle East and Africa	4,459	4,393	6,518	5,520	5,431	5,829
Other1) 2)	4,299	2,490	4,275	3,663	4,307	3,945

Total	54,941	49,778	69,590	57,472	55,578	49,750

¹) Of which in Sweden	404	389	363	249	284	227
²) Of which in EU	7,256	6,801	8,874	7,090	7,278	6,259

	2021		2020
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	6%	-32%	25%	19%	11%	-36%
North East Asia	10%	-49%	45%	13%	99%	-60%
North America	5%	-11%	4%	0%	3%	3%
Europe and Latin America 1) 2)	11%	-26%	29%	2%	7%	-30%
Middle East and Africa	2%	-33%	18%	2%	-7%	-31%
Other1) 2)	73%	-42%	17%	-15%	9%	-5%

Total	10%	-28%	21%	3%	12%	-25%

¹) Of which in Sweden	4%	7%	46%	-12%	25%	-3%
²) Of which in EU	7%	-23%	25%	-3%	16%	-29%

	2021		2020
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	8%	13%	6%	5%	-5%	-4%
North East Asia	-9%	66%	32%	39%	20%	2%
North America	-2%	-5%	10%	-3%	4%	11%
Europe and Latin America	7%	3%	-2%	-7%	-7%	-7%
Middle East and Africa	-18%	-25%	-23%	-9%	-4%	8%
Other1) 2)	0%	-37%	3%	-8%	10%	-7%

Total	-1%	0%	5%	1%	1%	2%

¹) Of which in Sweden	42%	71%	54%	1815%	91%	18%
²) Of which in EU	0%	9%	1%	-4%	5%	-4%

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	13,775	6,676	30,048	20,300	12,499	5,917
North East Asia	13,614	6,491	33,334	20,511	11,697	3,907
North America	35,031	17,081	73,775	54,674	36,318	17,911
Europe and Latin America1) 2)	26,658	12,647	55,745	38,620	25,302	12,241
Middle East and Africa	8,852	4,393	23,298	16,780	11,260	5,829
Other1) 2)	6,789	2,490	16,190	11,915	8,252	3,945

Total	104,719	49,778	232,390	162,800	105,328	49,750

¹) Of which in Sweden	793	389	1,123	760	511	227
²) Of which in EU	14,057	6,801	29,501	20,627	13,537	6,259

	2021		2020
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	10%	13%	1%	-1%	-5%	-4%
North East Asia	16%	66%	26%	23%	13%	2%
North America	-4%	-5%	5%	3%	7%	11%
Europe and Latin America1) 2)	5%	3%	-6%	-7%	-7%	-7%
Middle East and Africa	-21%	-25%	-9%	-2%	2%	8%
Other1) 2)	-18%	-37%	-1%	-2%	1%	-7%

Total	-1%	0%	2%	1%	2%	2%

¹) Of which in Sweden	55%	71%	91%	115%	50%	18%
²)Of which in EU	4%	9%	0%	-1%	1%	-4%

28 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q2 2021					Jan-Jun 2021
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	5,160	866	1,059	14	7,099	10,003	1,631	2,120	21	13,775
North East Asia	6,215	697	159	52	7,123	11,606	1,556	329	123	13,614
North America	15,370	1,833	714	33	17,950	30,324	3,311	1,350	46	35,031
Europe and Latin America	8,738	2,882	2,285	106	14,011	16,695	5,365	4,394	204	26,658
Middle East and Africa	2,365	1,189	902	3	4,459	4,713	2,341	1,791	7	8,852
Other1)	2,027	420	0	1,852	4,299	2,808	581	0	3,400	6,789

Total	39,875	7,887	5,119	2,060	54,941	76,149	14,785	9,984	3,801	104,719

Share of total	73%	14%	9%	4%	100%	73%	14%	10%	4%	100%

1)	Includes IPR licensing revenues.

	Q2 2021
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	7%	13%	0%	100%	6%
North East Asia	15%	-19%	-6%	-27%	10%
North America	3%	24%	12%	154%	5%
Europe and Latin America	10%	16%	8%	8%	11%
Middle East and Africa	1%	3%	1%	-25%	2%
Other	160%	161%	—	20%	73%

Total	10%	14%	5%	18%	10%

	Q2 2021					Jan-Jun 2021
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	15%	-20%	3%	75%	8%	15%	-12%	9%	-16%	10%
North East Asia	-3%	-41%	-8%	-9%	-9%	27%	-24%	-12%	0%	16%
North America	-3%	6%	-19%	43%	-2%	-2%	1%	-33%	31%	-4%
Europe and Latin America	12%	9%	-10%	19%	7%	11%	7%	-14%	17%	5%
Middle East and Africa	-21%	-18%	-7%	0%	-18%	-28%	-16%	-4%	-30%	-21%
Other	-15%	-16%	-100%	30%	0%	-38%	-38%	—	21%	-18%

Total	0%	-8%	-8%	29%	-1%	2%	-7%	-12%	20%	-1%

29 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q2		Jan-Jun
Country, percentage of net sales1)	2021	2020	2021	2020
United States	34%	35%	35%	36%
Japan	5%	3%	7%	4%
India	4%	2%	3%	3%
Australia	3%	4%	3%	4%
China	3%	9%	3%	7%

1)	Based on Jan-Jun 2021.

IPR licensing revenues by segment by quarter

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1,904	671	2,105	1,773	2,282	2,019
Digital Services	418	147	463	389	501	443

Total	2,322	818	2,568	2,162	2,783	2,462

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2,575	671	8,179	6,074	4,301	2,019
Digital Services	565	147	1,796	1,333	944	443

Total	3,140	818	9,975	7,407	5,245	2,462

Note 4 – Provisions

Provisions

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	11,045	10,466	10,922	10,603	11,060	10,923
Additions	616	1,753	1,245	1,093	2,116	793
Utilization/Cash out	-2,179	-979	-761	-475	-2,066	-673
Of which restructuring	-161	-336	-332	-160	-137	-186
Reversal of excess amounts	-170	-339	-673	-172	-192	-124
Reclassification, translation difference and other	-80	144	-267	-127	-315	141

Closing balance	9,232	11,045	10,466	10,922	10,603	11,060

Of which restructuring	807	950	1,200	1,659	1,594	1,202

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	10,466	10,466	10,923	10,923	10,923	10,923
Additions	2,369	1,753	5,247	4,002	2,909	793
Utilization/Cash out	-3,158	-979	-3,975	-3,214	-2,739	-673
Of which restructuring	-497	-336	-815	-483	-323	-186
Reversal of excess amounts	-509	-339	-1,161	-488	-316	-124
Reclassification, translation difference and other	64	144	-568	-301	-174	141

Closing balance	9,232	11,045	10,466	10,922	10,603	11,060

Of which restructuring	807	950	1,200	1,659	1,594	1,202

30 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the classification of financial instruments or fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Jun 30 2021				Dec 31 2020
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 4	Level2	Level 3
Assets at fair value through profit or loss
Customer finance1)	2.5	—	—	2.5	3.1	—	—	3.1
Interest-bearing securities	33.6	33.6	—	—	28.1	28.1	—	—
Cash equivalents²)	23.3	—	23.3	—	23.6	—	23.6	—
Other financial assets	1.5	—	—	1.5	1.5	—	—	1.5
Other current assets	0.7	—	0.7	—	1.5	—	1.5	—
Assets at fair value through OCI
Trade receivables	45.2	—	—	45.2	42.1	—	—	42.1
Assets at amortized costs
Interest-bearing securities	0.3	—	—	—	0.4	—	—	—
Cash equivalents²)	3.2	—	—	—	3.6	—	—	—
Other financial assets	0.5	—	—	—	0.5	—	—	—

Total financial assets	110.8				104.4

Financial liabilities at designated FVTPL
Parent company borrowings	-30.3	-14.1	-16.2	—	-27.2	-18.9	-8.3	—
Financial liabilities at FVTPL
Other current liabilities	-0.4	—	-0.4	—	-0.2	—	-0.2	—
Liabilities at amortized cost
Trade payables	-29.6	—	—	—	-32.0	—	—	—
Borrowings	-3.1	—	—	—	-2.9	—	—	—

Total financial liabilities	-63.4				-62.3

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 8.0 billion, disposals and repayments of SEK 9.1 billion and revaluation gain of SEK 0.4 billion.
2)	Total Cash and cash equivalent is SEK 43.3 (43.6) billion, of which SEK 26.5 (27.2) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Jun		Jan-Dec
	2021	2020	2020
SEK/EUR -closing rate	10.11	10.50	10.06
SEK/USD -closing rate	8.51	9.37	8.19

31 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2021		2020
Isolated quarters, SEK million	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1
Additions
Property, plant and equipment	1,007	915	1,090	963	1,327	1,113
Capitalized development expenses	266	204	177	167	211	262
IPR, brands and other intangible assets	1	4	124	—	97	1

Total	1,274	1,123	1,391	1,130	1,635	1,376

Depreciation, am ortization and in pairm entlosses
Property, plant and equipment	910	874	1,186	916	1,003	1,009
Capitalized development expenses	329	224	230	230	272	174
Goodwill, IPR, brands and other intangible assets	294	283	276	365	258	321
Right-of-use assets	564	554	601	594	623	616

Total	2,097	1,935	2,293	2,105	2,156	2,120

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	1,922	915	4,493	3,403	2,440	1,113
Capitalized development expenses	470	204	817	640	473	262
IPR, brands and other intangible assets	5	4	222	98	98	1

Total	2,397	1,123	5,532	4,141	3,011	1,376

Depreciation, am ortization and in pairm entlosses
Property, plant and equipment	1,784	874	4,114	2,928	2,012	1,009
Capitalized development expenses	553	224	906	676	446	174
Goodwill, IPR, brands and other intangible assets	577	283	1,220	944	579	321
Right-of-use assets	1,118	554	2,434	1,833	1,239	616

Total	4,032	1,935	8,674	6,381	4,276	2,120

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Jun 30 2021	Dec31 2020
Contingent liabilities	1,477	1,198
Assets pledged as collateral	7,555	6,808

32 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q 2		Jan-Jun
	2021	2020	2021	2020
Number of shares, end of period (million)	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	4	11	4	11
Number of shares outstanding, basic, end of period (million)	3,330	3,324	3,330	3,324
Numbers of shares outstanding, diluted, end of period (million)	3,333	3,330	3,333	3,330
Average number of treasury shares (million)	5	12	5	15
Average number of shares outstanding, basic (million)	3,329	3,322	3,329	3,320
Average number of shares outstanding, diluted (million) 1)	3,332	3,329	3,332	3,326
Earningsper share,basic (SEK) 2)	1.10	0.74	2.06	1.39
Earningsper share,diluted (SEK) 1)	1.10	0.74	2.06	1.39

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

Note 9 – Employee information

Number of employees

	2021		2020
End ofperiod	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	26,325	26,123	25,869	25,633	25,265	24,942
North East Asia	14,043	14,033	13,944	13,955	13,965	13,786
North America	10,256	10,161	10,175	9,537	9,785	9,718
Europe and Latin America 1)	46,616	46,482	46,580	46,495	46,521	46,402
Middle East and Africa	4,384	4,314	4,256	4,206	4,264	4,247

Total	101,624	101,113	100,824	99,826	99,800	99,095

1) Of which Sweden	13,626	13,379	13,173	13,046	12,884	12,746

Note 10 – Business combinations

Acquisition Cradlepoint—Final PPA

SEK billion	2020
Total considerationincl.cash	9.5
Net assets acquired
Cash and cash equivalents	0.3
Inventory	0.6
Otherassets	0.8
Intangible assets	3.2
Other liabilities 1)	-3.1

Total identifiable netassets	-0.2

Goodw ill	7.5

Total	9.5

1)	Includes deferred tax liabilities of SEK -1.0 billion.

On November 1, 2020, the Company acquired all of the shares in Cradlepoint Inc, a US-based market leader in Wireless Edge WAN 4G and 5G Enterprise solutions. The investment is key to Ericsson’s ongoing strategy of capturing market share in the rapidly expanding 5G Enterprise space. Cradlepoint complements Ericsson’s existing 5G Enterprise portfolio which includes Dedicated Networks and a global IoT platform. Goodwill in this transaction represents future customers, future technology and synergies to the sales channels and commercial model applied by Cradlepoint and is not expected to be deductible for tax purposes. In Q2 2021 the final fair values at the acquisition date of the assets acquired and liabilities assumed was finalized, see table above. The main change between the provisional and final fair values in the balance sheet is an increase in goodwill of SEK 0.5 billion with a corresponding increase of deferred revenues. This resulted in a positive impact in the income statement of SEK 0.1 billion in Q2 2021.

33 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

As from 2021 Operating income has been renamed as EBIT and Operating margin as EBIT margin. The definitions of EBIT and EBIT margin remain unchanged. The APMs have been updated with the new names.

As from 2021 EBITA excluding restructuring charges has been added. The main reason for the update is that Ericsson’s long-term target is expressed as EBITA excluding restructuring charges as a percentage of net sales.

The APM Sales growth adjusted for comparable units and currency has been added with the split by market area. Previously the information was provided by segment, but as from 2021 the information is also provided by market area.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2020.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic growth.

	2021		2020
Isolated quarters, year over year change	Q2	Q1	Q4	Q3	Q2	Q1
Reported netsales	54,941	49,778	69,590	57,472	55,578	49,750
Acquired business	-450	-225	-206	-415	-422	-319
Net FX impact	5,455	5,341	5,472	4,304	-326	-1,654
Com parable net sales, excluding FX impact	59,946	54,894	74,856	61,361	54,830	47,777
Com parable quarter net sales adj. for acq/div business1)	55,578	49,750	66,373	57,150	54,810	48,798
Sales growth adjusted for comparable units and currency (% )	8%	10%	13%	7%	0%	-2%

	2021		2020
Year to date, year over year change	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported netsales	104,719	49,778	232,390	162,800	105,328	49,750
Acquired business	-675	-225	-1,362	-1,156	-741	-319
Net FX impact	10,796	5,341	7,796	2,324	-1,980	-1,654
Com parable net sales, excluding FX impact	114,840	54,894	238,824	163,968	102,607	47,777
Com parable quarter net sales adj. for acq/div business1)	105,328	49,750	227,132	160,758	103,608	48,798
Sales growth adjusted for comparable units and currency (% )	9%	10%	5%	2%	-1%	-2%

1)	Adjusted for acquisition of Cradlepoint in November 2020.

34 Ericsson | First Quarter Report 2021	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales. Operating income has been renamed to EBIT and Operating margin to EBIT margin. The definition on EBIT and EBIT margin remain unchanged.

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	23,857	21,295	28,257	24,762	20,917	19,788
Net sales	54,941	49,778	69,590	57,472	55,578	49,750
Gross margin (% )	43.4%	42.8%	40.6%	43.1%	37.6%	39.8%

Gross income	23,857	21,295	28,257	24,762	20,917	19,788
Restructuring charges included in cost of sales	6	62	5	73	312	335
Gross income excluding restructuring charges	23,863	21,357	28,262	24,835	21,229	20,123
Net sales	54,941	49,778	69,590	57,472	55,578	49,750
Gross margin excluding restructuring charges(% )	43.4%	42.9%	40.6%	43.2%	38.2%	40.4%

Operating expenses	-17,352	-15,976	-17,571	-16,121	-17,045	-15,543
Restructuring charges included in R&D expenses	-1	—	-21	244	227	-39
Restructuring charges included in selling and administrative expenses	-1	15	8	13	144	5
Operating expenses excluding restructuring charges	-17,354	-15,961	-17,584	-15,864	-16,674	-15,577

EBIT	5,823	5,261	11,008	8,643	3,851	4,306
Net sales	54,941	49,778	69,590	57,472	55,578	49,750
EBIT margin (% )	10.6%	10.6%	15.8%	15.0%	6.9%	8.7%

EBIT	5,823	5,261	11,008	8,643	3,851	4,306
Total restructuring charges	4	77	-8	330	683	301
EBIT excluding restructuring charges	5,827	5,338	11,000	8,973	4,534	4,607
Net sales	54,941	49,778	69,590	57,472	55,578	49,750
EBIT margin excluding restructuring charges(% )	10.6%	10.7%	15.8%	15.6%	8.2%	9.3%

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	45,152	21,295	93,724	65,467	40,705	19,788
Net sales	104,719	49,778	232,390	162,800	105,328	49,750
Gross margin (% )	43.1%	42.8%	40.3%	40.2%	38.6%	39.8%
Gross income	45,152	21,295	93,724	65,467	40,705	19,788
Restructuring charges included in cost of sales	68	62	725	720	647	335
Gross income excluding restructuring charges	45,220	21,357	94,449	66,187	41,352	20,123
Net sales	104,719	49,778	232,390	162,800	105,328	49,750
Gross margin excluding restructuring charges(% )	43.2%	42.9%	40.6%	40.7%	39.3%	40.4%
Operating expenses	-33,328	-15,976	-66,280	-48,709	-32,588	-15,543
Restructuring charges included in R&D expenses	-1	—	411	432	188	-39
Restructuring charges included in selling and administrative expenses	14	15	170	162	149	5
Operating expenses excluding restructuring charges	-33,315	-15,961	-65,699	-48,115	-32,251	-15,577
EBIT	11,084	5,261	27,808	16,800	8,157	4,306
Net sales	104,719	49,778	232,390	162,800	105,328	49,750
EBIT margin (% )	10.6%	10.6%	12.0%	10.3%	7.7%	8.7%
EBIT	11,084	5,261	27,808	16,800	8,157	4,306
Total restructuring charges	81	77	1,306	1,314	984	301
EBIT excluding restructuring charges	11,165	5,338	29,114	18,114	9,141	4,607
Net sales	104,719	49,778	232,390	162,800	105,328	49,750
EBIT margin excluding restructuring charges(% )	10.7%	10.7%	12.5%	11.1%	8.7%	9.3%

35 Ericsson | Second quarter report 2021	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations, write-downs of acquired intangibles and excluding restructuring charges also expressed as a percentage of net sales.+

EBITA and EBITA margin excluding restructuring charges has been added to the APM.

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income	3,900	3,168	7,192	5,566	2,585	2,280
Taxes	1,469	1,560	3,721	3,186	1,558	1,124
Financial income and expenses, net	454	533	95	-109	-292	902
Amortizations and write-down sof acquired intangibles	294	283	276	365	258	321
EBITA	6,117	5,544	11,284	9,008	4,109	4,627
Net sales	54,941	49,778	69,590	57,472	55,578	49,750
EBITA m argin (% )	11.1%	11.1%	16.2%	15.7%	7.4%	9.3%
Restructuring charges	4	77	-8	330	683	301
EBITA excluding restructuring charges	6,121	5,621	11,276	9,338	4,792	4,928
EBITA margin excluding restructuring charges(% )	11.1%	11.3%	16.2%	16.2%	8.6%	9.9%

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	7,068	3,168	17,623	10,431	4,865	2,280
Taxes	3,029	1,560	9,589	5,868	2,682	1,124
Financial income and expenses, net	987	533	596	501	610	902
Amortizations and write-down sofacquired intangibles	577	283	1,220	944	579	321
EBITA	11,661	5,544	29,028	17,744	8,736	4,627
Net sales	104,719	49,778	232,390	162,800	105,328	49,750
EBITA margin (% )	11.1%	11.1%	12.5%	10.9%	8.3%	9.3%
Restructuring charges	81	77	1,306	1,314	984	301
EBITA excluding restructuring charges	11,742	5,621	30,334	19,058	9,720	4,928
EBITA margin excluding restructuring charges(% )	11.2%	11.3%	13.1%	11.7%	9.2%	9.9%

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2021		2020
Rolling fourquarters,SEK m illion	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	231,781	232,418	232,390	229,173	228,828	228,060
EBIT	30,735	28,763	27,808	22,925	10,086	9,974
Restructuring charges	403	1,082	1,306	1,641	1,458	893
EBIT excl.restr. charges	31,138	29,845	29,114	24,566	11,544	10,867
EBIT margin excl. restr.charges(% )	13.4%	12.8%	12.5%	10.7%	5.0%	4.8%

36 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2021		2020
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	43,273	40,543	43,612	48,774	45,655	48,347
+ Interest-bearing securities, current	12,855	4,599	6,820	5,552	5,739	7,834
+ Interest-bearing securities, non-current	20,998	23,477	21,613	23,898	24,025	23,335
Gross cash, end of period	77,126	68,619	72,045	78,224	75,419	79,516
-Borrowings, current	11,737	2,353	7,942	14,587	15,290	17,759
-Borrowings, non-current	21,673	23,299	22,218	22,132	22,581	23,381
Net cash, end of period	43,716	42,967	41,885	41,505	37,548	38,376

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2021		2020
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	281,045	270,319	271,530	277,187	276,778	292,307
Non-interest-bearing provisions and liabilities
Provisions, non-current	1,922	2,337	2,886	2,378	2,240	2,703
Deferred tax liabilities	975	1,049	1,089	1,102	1,164	1,060
Other non-current liabilities	1,596	1,326	1,383	1,759	1,813	2,178
Provisions, current	7,310	8,708	7,580	8,544	8,363	8,357
Contract liabilities	36,621	32,054	26,440	29,393	31,532	34,265
Trade payables	29,638	29,135	31,988	30,704	32,182	29,840
Other current liabilities	37,153	40,522	38,174	37,905	34,834	40,521
Capital employed	165,830	155,188	161,990	165,402	164,650	173,383

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021		2020
Isolated quarters,SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	54,941	49,778	69,590	57,472	55,578	49,750
Annualized net sales	219,764	199,112	278,360	229,888	222,312	199,000
Average capitalem ployed
Capital employed at beginning of period	155,188	161,990	165,402	164,650	173,383	165,273
Capital employed at end of period	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	160,509	158,589	163,696	165,026	169,017	169,328
Capital turnover (tim es)	1.4	1.3	1.7	1.4	1.3	1.2

	2021		2020
Yearto date,SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	104,719	49,778	232,390	162,800	105,328	49,750
Annualized net sales	209,438	199,112	232,390	217,067	210,656	199,000
Average capitalem ployed
Capital employed at beginning of period	161,990	161,990	165,273	165,273	165,273	165,273
Capital employed at end of period	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	163,910	158,589	163,632	165,338	164,962	169,328
Capital turnover (tim es)	1.3	1.3	1.4	1.3	1.3	1.2

37 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021		2020
Isolated quarters,SEK million	Q2	Q1	Q4	Q3	Q2	Q1
EBIT	5,823	5,261	11,008	8,643	3,851	4,306
Annualized EBIT	23,292	21,044	44,032	34,572	15,404	17,224
Average capital employed
Capital employed at beginning of period	155,188	161,990	165,402	164,650	173,383	165,273
Capital employed at end of period	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	160,509	158,589	163,696	165,026	169,017	169,328
Return on capital employed (% )	14.5%	13.3%	26.9%	20.9%	9.1%	10.2%

	2021		2020
Year to date,SEK million	Jan-Jun	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar
EBIT	11,084	5,261	27,808	16,800	8,157	4,306
Annualized EBIT	22,168	21,044	27,808	22,400	16,314	17,224
Average capital employed
Capital employed at beginning of period	161,990	161,990	165,273	165,273	165,273	165,273
Capital employed at end of period	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	163,910	158,589	163,632	165,338	164,962	169,328
Return on capital employed (% )	13.5%	13.3%	17.0%	13.5%	9.9%	10.2%

Equity ratio

Equity expressed as a percentage of total assets.

	2021		2020
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	91,695	88,124	85,177	82,485	78,472	79,113
Total assets	281,045	270,319	271,530	277,187	276,778	292,307
Equity ratio (% )	32.6%	32.6%	31.4%	29.8%	28.4%	27.1%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021		2020
Isolated quarters,SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income attributable to owners of the Parent Company	3,679	3,187	7,522	5,353	2,452	2,156
Annualized	14,716	12,748	30,088	21,412	9,808	8,624
Average stockholders’ equity
Stockholders’ equity, beginning of period	89,782	86,674	82,830	79,005	79,841	82,559
Stockholders’ equity, end of period	93,331	89,782	86,674	82,830	79,005	79,841
Average stockholders’ equity	91,557	88,228	84,752	80,918	79,423	81,200
Return on equity(% )	16.1%	14.4%	35.5%	26.5%	12.3%	10.6%

	2021		2020
Yearto date,SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	6,866	3,187	17,483	9,961	4,608	2,156
Annualized	13,732	12,748	17,483	13,281	9,216	8,624
Average stockholders’ equity
Stockholders’ equity, beginning of period	86,674	86,674	82,559	82,559	82,559	82,559
Stockholders’ equity, end of period	93,331	89,782	86,674	82,830	79,005	79,841
Average stockholders’ equity	90,003	88,228	84,617	82,695	80,782	81,200
Return on equity(% )	15.3%	14.4%	20.7%	16.1%	11.4%	10.6%

38 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Adjusted earnings per share

Adjusted earnings per share, diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2021		2020
Isolated quarters, SEK	Q2	Q1	Q4	Q3	Q2	Q1
Earnings per share, diluted	1.10	0.96	2.26	1.61	0.74	0.65
Restructuring charges	0.00	0.02	0.01	0.08	0.14	0.07
Amortizations and w rite-downs of acquired intangibles	0.07	0.06	0.06	0.08	0.06	0.07
Adjusted earnings per share	1.17	1.04	2.33	1.77	0.94	0.79

	2021		2020
Yearto date, SEK	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earningspershare, diluted	2.06	0.96	5.26	3.00	1.39	0.65
Restructuring charges	0.02	0.02	0.30	0.29	0.21	0.07
Amortizations and write-downs of acquired intangibles	0.13	0.06	0.27	0.21	0.13	0.07
Adjusted earnings per share	2.21	1.04	5.83	3.50	1.73	0.79

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

	2021		2020
Isolated quarters,SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	5,940	3,205	13,903	5,279	5,449	4,302
Net capital expenditures and other investments(excl M &A)
Investments in property, plant and equipment	-1,007	-915	-1,090	-963	-1,327	-1,113
Sales of property, plant and equipment	17	24	104	55	69	26
Product development	-266	-204	-177	-167	-211	-262
Other investing activities	—	-5	668	301	-126	-42
Repayment of lease liabilities	-617	-548	-636	-567	-618	-596
Free cash flow before M &A	4,067	1,557	12,772	3,938	3,236	2,315
Acquisitions/ divestments of subs and other operations, net	-69	5	-9,256	-89	-45	-208
Free cash flow after M &A	3,998	1,562	3,516	3,849	3,191	2,107

	2021		2020
Yearto date,SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	9,145	3,205	28,933	15,030	9,751	4,302
Net capital expenditures and other investments(excl M &A)
Investments in property, plant and equipment	-1,922	-915	-4,493	-3,403	-2,440	-1,113
Sales of property, plant and equipment	41	24	254	150	95	26
Product development	-470	-204	-817	-640	-473	-262
Other investing activities	-5	-5	801	133	-168	-42
Repayment of lease liabilities	-1,165	-548	-2,417	-1,781	-1,214	-596
Free cash flow before M &A	5,624	1,557	22,261	9,489	5,551	2,315
Acquisitions/ divestments of subs and other operations, net	-64	5	-9,598	-342	-253	-208
Free cash flow after M &A	5,560	1,562	12,663	9,147	5,298	2,107

39 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Sales growth by segment adjusted for comparable units and currency

	2021		2020
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11%	15%	20%	13%	4%	0%
Digital Services	0%	3%	3%	-5%	-5%	-9%
Managed Services	-2%	-8%	-12%	-9%	-12%	-5%
Emerging Businessand Other¹)	13%	9%	-4%	2%	-6%	-8%
Total¹	8%	10%	13%	7%	0%	-2%

	2021		2020
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13%	15%	10%	6%	2%	0%
Digital Services	1%	3%	-3%	-6%	-7%	-9%
Managed Services	-5%	-8%	-10%	-9%	-9%	-5%
Emerging Businessand Other¹)	11%	9%	-4%	-4%	-7%	-8%
Total¹)	9%	10%	5%	2%	-1%	-2%

1)	Adjusted for Cradlepoint acquisition in November 2020.

Sales growth by market area adjusted for comparable units and currency

	2021		2020
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	14%	21%	13%	11%	-3%	-6%
North East Asia	1%	78%	38%	49%	19%	-1%
North America	11%	10%	21%	6%	1%	5%
Europe and Latin America	14%	12%	4%	-1%	-6%	-8%
MiddleEastand Africa	-10%	-16%	-17%	-3%	-5%	4%
Total	8%	10%	13%	7%	0%	-2%

	2021		2020
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South EastAsia,Oceania and India	17%	21%	5%	1%	-4%	-6%
North EastAsia	27%	78%	30%	26%	12%	-1%
North America	11%	10%	8%	4%	3%	5%
Europe and Latin Am erica	13%	12%	-2%	-5%	-7%	-8%
MiddleEastand Africa	-13%	-16%	-6%	-1%	-1%	4%
Total	9%	10%	5%	2%	-1%	-2%

40 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Gross margin by segment by quarter

	2021		2020
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	47.9%	46.1%	43.4%	46.5%	40.2%	44.4%
Digital Services	37.9%	43.5%	40.9%	43.4%	43.6%	39.9%
Managed Services	19.0%	19.4%	17.7%	19.9%	17.1%	16.3%
Emerging Business and Other	37.9%	36.6%	35.3%	32.0%	12.6%	21.7%
Total	43.4%	42.8%	40.6%	43.1%	37.6%	39.8%

	2021		2020
Yearto date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	47.0%	46.1%	43.6%	43.7%	42.2%	44.4%
Digital Services	40.5%	43.5%	41.9%	42.4%	41.9%	39.9%
Managed Services	19.2%	19.4%	17.8%	17.8%	16.7%	16.3%
Emerging Business and Other	37.3%	36.6%	25.6%	22.1%	17.1%	21.7%
Total	43.1%	42.8%	40.3%	40.2%	38.6%	39.8%

EBIT margin by segment by quarter

	2021		2020
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.7%	20.0%	21.5%	22.0%	13.2%	16.6%
Digital Services	-19.9%	-22.0%	3.9%	-6.8%	-8.1%	-19.3%
Managed Services	8.1%	6.4%	6.9%	8.9%	4.7%	7.1%
Emerging Business and Other	-81.1%	-44.4%	-28.5%	-26.7%	-60.5%	-32.7%
Total	10.6%	10.6%	15.8%	15.0%	6.9%	8.7%

	2021		2020
Yearto date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.9%	20.0%	18.6%	17.4%	14.8%	16.6%
Digital Services	-20.9%	-22.0%	-5.9%	-11.0%	-13.3%	-19.3%
Managed Services	7.3%	6.4%	6.9%	6.9%	5.9%	7.1%
Emerging Business and Other	-64.3%	-44.4%	-37.0%	-40.1%	-46.8%	-32.7%
Total	10.6%	10.6%	12.0%	10.3%	7.7%	8.7%

41 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Restructuring charges by function

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-6	-62	-5	-73	-312	-335
Research and development expenses	1	0	21	-244	-227	39
Selling and administrative expenses	1	-15	-8	-13	-144	-5
Total	-4	-77	8	-330	-683	-301

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-68	-62	-725	-720	-647	-335
Research and development expenses	1	0	-411	-432	-188	39
Selling and administrative expenses	-14	-15	-170	-162	-149	-5
Total	-81	-77	-1,306	-1,314	-984	-301

Restructuring charges by segment

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-9	24	-19	-272	-380	-75
of which cost of sales	-1	24	-20	-79	-110	-72
of which operating expenses	-8	0	1	-193	-270	-3
Digital Services	-3	-8	14	-87	34	20
of which cost of sales	-2	-3	-10	-8	3	-16
of which operating expenses	-1	-5	24	-79	31	36
Managed Services	-1	-79	0	-11	-2	-245
of which cost of sales	0	-79	0	-11	-2	-245
of which operating expenses	-1	0	0	0	0	0
Emerging Business and Other	9	-14	13	40	-335	-1
of which cost of sales	-3	-4	25	25	-203	-2
of which operating expenses	12	-10	-12	15	-132	1
Total	-4	-77	8	-330	-683	-301

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15	24	-746	-727	-455	-75
of which cost of sales	23	24	-281	-261	-182	-72
of which operating expenses	-8	0	-465	-466	-273	-3
Digital Services	-11	-8	-19	-33	54	20
of which cost of sales	-5	-3	-31	-21	-13	-16
of which operating expenses	-6	-5	12	-12	67	36
Managed Services	-80	-79	-258	-258	-247	-245
of which cost of sales	-79	-79	-258	-258	-247	-245
of which operating expenses	-1	0	0	0	0	0
Emerging Business and Other	-5	-14	-283	-296	-336	-1
of which cost of sales	-7	-4	-155	-180	-205	-2
of which operating expenses	2	-10	-128	-116	-131	1
Total	-81	-77	-1,306	-1,314	-984	-301

42 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

Gross income and gross margin excluding restructuring charges by segment

	2021		2020
Isolated quarters,SEK m illion	Q2	Q1	Q4	Q3	Q2	Q1
Netw orks	19,112	16,690	21,450	19,454	16,132	15,658
DigitalServices	2,992	3,005	5,193	3,795	3,735	2,945
M anaged Services	975	1,021	1,031	1,104	957	1,178
Em erging Businessand Other	784	641	588	482	405	342
Total	23,863	21,357	28,262	24,835	21,229	20,123

	2021		2020
Isolated quarters,aspercentage ofnetsales	Q2	Q1	Q4	Q3	Q2	Q1
Netw orks	47.9%	46.0%	43.5%	46.7%	40.5%	44.6%
DigitalServices	37.9%	43.6%	41.0%	43.5%	43.6%	40.1%
M anaged Services	19.0%	21.0%	17.7%	20.1%	17.2%	20.6%
Em erging Businessand Other	38.1%	36.8%	33.8%	30.5%	25.3%	21.9%
Total	43.4%	42.9%	40.6%	43.2%	38.2%	40.4%

	2021		2020
Yearto date,SEK m illion	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Netw orks	35,802	16,690	72,694	51,244	31,790	15,658
DigitalServices	5,997	3,005	15,668	10,475	6,680	2,945
M anaged Services	1,996	1,021	4,270	3,239	2,135	1,178
Em erging Businessand Other	1,425	641	1,817	1,229	747	342
Total	45,220	21,357	94,449	66,187	41,352	20,123

	2021		2020
Yearto date,aspercentage ofnetsales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Netw orks	47.0%	46.0%	43.8%	43.9%	42.4%	44.6%
DigitalServices	40.6%	43.6%	42.0%	42.5%	42.0%	40.1%
M anaged Services	20.0%	21.0%	18.9%	19.3%	18.9%	20.6%
Em erging Businessand Other	37.5%	36.8%	28.0%	25.9%	23.6%	21.9%
Total	43.2%	42.9%	40.6%	40.7%	39.3%	40.4%

43 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

EBIT and EBIT margin excluding restructuring charges by segment

	2021		2020
Isolated quarters,SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,653	7,217	10,623	9,437	5,635	5,902
Digital Services	-1,565	-1,510	485	-504	-731	-1,437
Managed Services	417	392	401	502	265	653
Emerging Business and Other	-1,678	-761	-509	-462	-635	-511
Total	5,827	5,338	11,000	8,973	4,534	4,607

	2021		2020
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.7%	19.9%	21.5%	22.7%	14.1%	16.8%
Digital Services	-19.8%	-21.9%	3.8%	-5.8%	-8.5%	-19.6%
Managed Services	8.1%	8.1%	6.9%	9.1%	4.8%	11.4%
Emerging Business and Other	-81.5%	-43.7%	-29.3%	-29.2%	-39.6%	-32.7%
Total	10.6%	10.7%	15.8%	15.6%	8.2%	9.3%

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15,870	7,217	31,597	20,974	11,537	5,902
Digital Services	-3,075	-1,510	-2,187	-2,672	-2,168	-1,437
Managed Services	809	392	1,821	1,420	918	653
Emerging Business and Other	-2,439	-761	-2,117	-1,608	-1,146	-511
Total	11,165	5,338	29,114	18,114	9,141	4,607

	2021		2020
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec Jan-Sep Jan-Jun Jan-Mar
Networks	20.8%	19.9%	19.0%	18.0%	15.4%	16.8%
Digital Services	-20.8%	-21.9%	-5.9%	-10.8%	-13.6%	-19.6%
Managed Services	8.1%	8.1%	8.1%	8.5%	8.1%	11.4%
Emerging Business and Other	-64.2%	-43.7%	-32.6%	-33.9%	-36.2%	-32.7%
Total	10.7%	10.7%	12.5%	11.1%	8.7%	9.3%

Rolling four quarters of net sales by segment

	2021		2020
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	167,174	167,126	165,978	161,060	158,662	156,654
Digital Services	36,189	36,877	37,324	37,821	38,969	39,385
Managed Services	21,297	21,751	22,600	23,812	24,673	25,423
Emerging Business and Other	7,121	6,664	6,488	6,480	6,524	6,598
Total	231,781	232,418	232,390	229,173	228,828	228,060

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%)

	2021		2020
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.5%	19.7%	19.0%	17.0%	15.9%	16.1%
Digital Services	-8.5%	-6.1%	-5.9%	-7.0%	-6.8%	-8.2%
Managed Services	8.0%	7.2%	8.1%	7.4%	7.4%	6.9%
Emerging Business and Other	-47.9%	-35.5%	-32.6%	-30.5%	-196.5%	-195.5%
Total	13.4%	12.8%	12.5%	10.7%	5.0%	4.8%

44 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes

EBITA and EBITA margin by segment by quarter

	2021		2020
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,679	7,274	10,636	9,347	5,321	5,957
Digital Services	-1,445	-1,400	625	-461	-563	-1,283
Managed Services	417	314	403	492	264	409
Emerging Business and Other	-1,534	-644	-380	-370	-913	-456
Total	6,117	5,544	11,284	9,008	4,109	4,627

	2021		2020
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.8%	20.1%	21.5%	22.4%	13.4%	17.0%
Digital Services	-18.3%	-20.3%	4.9%	-5.3%	-6.6%	-17.5%
Managed Services	8.1%	6.5%	6.9%	8.9%	4.7%	7.2%
Emerging Business and Other	-74.5%	-37.0%	-21.9%	-23.4%	-57.0%	-29.1%
Total	11.1%	11.1%	16.2%	15.7%	7.4%	9.3%

	2021		2020
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15,953	7,274	31,261	20,625	11,278	5,957
Digital Services	-2,845	-1,400	-1,682	-2,307	-1,846	-1,283
Managed Services	731	314	1,568	1,165	673	409
Emerging Business and Other	-2,178	-644	-2,119	-1,739	-1,369	-456
Total	11,661	5,544	29,028	17,744	8,736	4,627

	2021		2020
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.9%	20.1%	18.8%	17.7%	15.0%	17.0%
Digital Services	-19.2%	-20.3%	-4.5%	-9.4%	-11.6%	-17.5%
Managed Services	7.3%	6.5%	6.9%	6.9%	6.0%	7.2%
Emerging Business and Other	-57.3%	-37.0%	-32.7%	-36.6%	-43.2%	-29.1%
Total	11.1%	11.1%	12.5%	10.9%	8.3%	9.3%

Other ratios

	Q2		Jan-Jun
	2021	2020	2021	2020
Days sales outstanding	—	—	94	80
Inventory turn over days	89	85	90	89
Payable days	86	82	94	88

45 Ericsson | Second quarter report 2021	Accounting policies and Explanatory notes